Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Interim financial information for the quarter ended September 30, 2011
2.	Earnings Release 3Q11
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 9, 2011

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information September 30, 2011

Ultrapar Participações S.A. and Subsidiaries

Interim financial information

as of September 30, 2011 and 2010

Table of contents

Independent auditors’ report	3 - 4

Balance sheets	5 - 6

Income statements	7 - 8

Other comprehensive income	9

Statements of changes in shareholders’ equity	10 - 13

Statements of cash flows - Indirect method	14 - 15

Statements of value added	16

Notes to the financial statements	17 – 86

Management report	87 – 92

Independent auditors’ report on the quarterly information review - ITR
To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

We have reviewed the individual and consolidated interim financial information of Ultrapar Participações S.A. (the Company), included in the Quarterly Financial Information - ITR of the Company for the quarter ended September 30, 2011, comprising the balance sheet as of September 30, 2011 and the respective statements of income and other comprehensive income for the three-month and nine-month periods then ended, and changes in shareholders equity and cash flows for the nine-month period then ended, including the explanatory information.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with Committee for Accounting Pronouncement CPC 21 – Interim Financial Information and of the consolidated interim financial information in accordance with CPC  21 and the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the presentation of these information consistent with rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International review standards of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quarterly Financial Information described above, were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC  21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

We also reviewed the individual and consolidated interim information included in the statement of value added (DVA), for the nine-month period ended on September 30, 2011, prepared under the management´s responsibility, which disclosure in the Quarterly Financial Information is required in accordance with regulations issued by Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information and supplementary information considered by IFRS, which does not require the disclosure of statement of value added (DVA). These statement were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all its material respects, in accordance with the Quarterly Financial Information taken as a whole.

São Paulo, November 9, 2011

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2011 and December 31, 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note
		09/30/2011	12/31/2010	09/30/2011	12/31/2010
Current assets
Cash and cash equivalents	4	262,641	407,704	1,734,856	2,642,418
Financial investments	4	89,368	12,758	840,500	558,209
Trade accounts receivable	5	-	-	1,992,016	1,715,709
Inventories	6	-	-	1,214,025	1,133,537
Recoverable taxes	7	46,692	69,897	451,004	354,317
Dividends receivable		26,000	72,787	-	-
Other receivables		798	806	14,145	18,149
Prepaid expenses	10	-	-	39,114	35,148
Total current assets		425,499	563,952	6,285,660	6,457,487

Non-current assets

Financial investments	4	-	-	66,714	19,750
Trade accounts receivable	5	-	-	113,035	96,668
Related companies	8.a)	750,000	780,869	10,144	10,144
Deferred income and social contribution taxes	9.a)	235	185	549,142	564,397
Recoverable taxes	7	44,527	9,013	98,748	54,770
Escrow deposits		232	232	448,711	380,749
Other receivables		-	-	492	694
Prepaid expenses	10	-	-	48,210	40,611
		794,994	790,299	1,335,196	1,167,783

Investments
Subsidiaries	11.a)	5,117,627	4,939,167	-	-
Affiliates	11.b)	-	-	12,548	12,465
Others		-	-	2,925	2,793
Property, plant and equipment	12 and 14.g)	-	-	4,188,262	4,003,704
Intangible assets	13	246,163	246,163	1,439,372	1,345,611
		5,363,790	5,185,330	5,643,107	5,364,573

Total non-current assets		6,158,784	5,975,629	6,978,303	6,532,356

Total assets		6,584,283	6,539,581	13,263,963	12,989,843

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2011 and December 31, 2010

(In thousands of Reais)

		Parent		Consolidated
	Note
Liabilities		09/30/2011	12/31/2010	09/30/2011	12/31/2010
Current liabilities
Loans	14	-	-	1,372,413	813,516
Debentures	14.f)	97,705	2,711	97,705	2,711
Finance leases	14.g)	-	-	2,259	4,257
Trade payables	15	14	110	809,456	941,177
Salaries and related charges		128	110	245,317	228,215
Taxes payable		2,802	7	127,034	157,922
Dividends payable	18.h)	4,937	186,432	10,970	192,493
Income and social contribution taxes payable		2	5	74,460	76,781
Post-employment benefits	22.b)	-	-	12,060	11,339
Provision for assets retirement obligation	16	-	-	7,272	5,636
Provision for contingencies	21.a)	-	-	42,721	39,626
Other payables		214	214	25,113	29,684
Deferred revenues	17	-	-	18,476	14,572
Total current liabilities		105,802	189,589	2,845,256	2,517,929

Non-current liabilities

Loans	14	-	-	3,083,108	3,380,856
Debentures	14.f)	998,513	1,193,405	1,017,031	1,193,405
Finance leases	14.g)	-	-	41,925	1,288
Related companies	8.a)	-	-	3,971	4,021
Deferred income and social contribution taxes	9.a)	-	-	33,416	26,712
Provision for contingencies	21.a)	3,405	3,257	500,036	470,505
Post-employment benefits	22.b)	-	-	92,441	93,162
Provision for assets retirement obligation	16	-	-	59,591	58,255
Other payables		-	-	76,458	62,215
Deferred revenues	17	-	-	7,254	5,912
Total non-current liabilities		1,001,918	1,196,662	4,915,231	5,296,331

Shareholders’ equity

Share capital	18.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	18.c)	7,688	7,688	7,688	7,688
Revaluation reserve	18.d)	7,191	7,590	7,191	7,590
Profit reserves	18.e)	1,513,920	1,513,920	1,513,920	1,513,920
Treasury shares	18.b)	(119,964)	(119,964)	(119,964)	(119,964)
Additional dividends to the minimum mandatory dividends	18.h)	-	68,323	-	68,323
Valuation adjustment	2.c) and 18.f)	859	(2,403)	859	(2,403)
Cumulative translation adjustments	2.o) and 18.g)	(6,908)	(18,597)	(6,908)	(18,597)
Retained earnings		377,004	-	377,004	-
Shareholders’ equity attributable to owners of the parent		5,476,563	5,153,330	5,476,563	5,153,330
Non-controlling interests in subsidiaries		-	-	26,913	22,253
Total shareholders’ equity		5,476,563	5,153,330	5,503,476	5,175,583
Total liabilities and shareholders’ equity		6,584,283	6,539,581	13,263,963	12,989,843

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais, except earnings per share)

		Parent
		07/01/2011	01/01/2011	07/01/2010	01/01/2010
		to	to	to	to
	Note	09/30/2011	09/30/2011	09/30/2010	09/30/2010

Net revenue from sales and services	2.a) and 23	-	-	-	-
Cost of products and services sold	2.a) and 24	-	-	-	-

Gross income		-	-	-	-

Operating revenues (expenses)
Selling and marketing	24	-	-	-	-
General and administrative	24	(4,977)	(10,658)	(1,194)	(4,636)
Income from disposal of assets	25	-	-	-	-
Other operating income, net		4,997	10,829	1,209	5,457

Operating income		20	171	15	821
Financial income	26	43,502	122,355	43,135	100,339
Financial expenses	26	(37,487)	(106,744)	(36,351)	(93,369)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	229,298	628,452	198,124	513,021

Income before social contribution and income taxes		235,333	644,234	204,923	520,812

Social contribution and income taxes
Current	9.b)	(12,292)	(15,626)	(2,320)	(2,596)
Deferred charges	9.b)	18	50	14	(38)
Tax incentives	9.b) and 9.c)	-	-	-	-
		(12,274)	(15,576)	(2,306)	(2,634)

Net income		223,059	628,658	202,617	518,178

Income attributable to:
Shareholders’ of the Company		223,059	628,658	202,617	518,178
Non-controlling interests in subsidiaries		-	-	-	-

Earnings per share – common share (based on weighted average of shares outstanding) – R$	27
Basic		0,42	1,18	0,38	0,97
Diluted		0,42	1,17	0,38	0,97

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais, except earnings per share)

		Consolidated
		07/01/2011	01/01/2011	07/01/2010	01/01/2010
		to	to	to	to
	Note	09/30/2011	09/30/2011	09/30/2010	09/30/2010

Net revenue from sales and services	2.a) and 23	12,909,294	35,902,859	10,910,596	31,226,574
Cost of products and services sold	2.a) and 24	(11,982,735)	(33,298,374)	(10,105,410)	(28,916,716)

Gross income		926,559	2,604,485	805,186	2,309,858

Operating revenues (expenses)
Selling and marketing	24	(356,047)	(981,072)	(294,339)	(860,950)
General and administrative	24	(187,765)	(569,977)	(180,037)	(542,304)
Income from disposal of assets	25	9,264	15,357	11,090	9,316
Other operating income, net		5,747	26,848	2,696	11,808

Operating income		397,758	1,095,641	344,596	927,728
Financial income	26	83,759	249,113	84,205	185,156
Financial expenses	26	(161,231)	(463,090)	(144,870)	(384,829)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	164	115	(22)	(160)

Income before social contribution and income taxes		320,450	881,779	283,909	727,895

Social contribution and income taxes
Current	9.b)	(86,802)	(217,390)	(52,362)	(132,018)
Deferred charges	9.b)	(12,910)	(49,170)	(35,470)	(100,084)
Tax incentives	9.b) and 9.c)	3,964	18,368	8,804	24,411
		(95,748)	(248,192)	(79,028)	(207,691)

Net income		224,702	633,587	204,881	520,204

Income attributable to:
Shareholders’ of the Company	28	223,059	628,658	203,368	520,601
Non-controlling interests in subsidiaries		1,643	4,929	1,513	(397)

Earnings per share – common share (based on weighted average of shares outstanding) – R$	27
Basic		0,42	1,18	0,38	0,97
Diluted		0,42	1,17	0,38	0,97

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Other comprehensive income

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais)

		Parent
		07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010

Net income attributable to shareholders of the Company	28	223,059	628,658	202,617	518,178
Net income attributable to non-controlling interests in subsidiaries		-	-	-	-
Net income		223,059	628,658	202,617	518,178

Valuation adjustment	2.c) and 18.f)	125	3,262	(2,446)	(2,221)
Cumulative translation adjustments	2.o) and 18.g)	12,920	11,689	(2,609)	(17,015)
Total comprehensive income		236,104	643,609	197,562	498,942
Total comprehensive income attributable to shareholders of the Company		236,104	643,609	197,562	498,942
Total comprehensive income attributable to non-controlling interest in subsidiaries		-	-	-	-

		Consolidated
		07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010

Net income attributable to shareholders of the Company		223,059	628,658	203,368	520,601
Net income attributable to non-controlling interests in subsidiaries		1,643	4,929	1,513	(397)
Net income		224,702	633,587	204,881	520,204

Valuation adjustment	2.c) and 18.f)	125	3,262	(2,446)	(2,221
Cumulative translation adjustments	2.o) and 18.g)	12,920	11,689	(2,609)	(17,015)

Total comprehensive income		237,747	648,538	199,826	500,968
Total comprehensive income attributable to shareholders of the Company		236,104	643,609	198,313	501,365
Total comprehensive income attributable to non-controlling interest in subsidiaries		1,643	4,929	1,513	(397)

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December, 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612
Realization of revaluation reserve	18.d)	-	-	(425)	-	-	-	-	425	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(130)	-	-	(130)
Net income for the period		-	-	-	-	-	-	-	518,178	-	-	518,178
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	(56,856)
Interim dividends		-	-	-	-	-	-	-	(176,816)	-	-	(176,816)
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	(2,221)	-	-	-	-	(2,221)
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(17,015)	-	-	-	(17,015)
Balance at September 30, 2010		3,696,773	4,482	7,731	142,912	1,040,530	(6,296)	(22,317)	341,657	(123,720)	-	5,081,752

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended September 30, 2011 and September 30, 2010

 (In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330
Realization of revaluation reserve	18.d)	-	-	(399)	-	-	-	-	399	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(104)	-	-	(104)
Net income for the period		-	-	-	-	-	-	-	628,658	-	-	628,658
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(68,323)	(68,323)
Interim dividends		-	-	-	-	-	-	-	(251,949)	-	-	(251,949)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	3,262	-	-	-	-	3,262
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	11,689	-	-	-	11,689
Balance at September 30, 2011		3,696,773	7,688	7,191	180,854	1,333,066	859	(6,908)	377,004	(119,964)	-	5,476,563

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251
Realization of revaluation reserve	18.d)	-	-	(425)	-	-	-	-	425	-	-	246	246
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(130)	-	-	-	(130)
Net income for the period		-	-	-	-	-	-	-	520,601	-	-	(397)	520,204
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	-	(56,856)
Interim dividends		-	-	-	-	-	-	-	(176,816)	-	-	-	(176,816)
Capital reduction from Utingás Armazenadora S.A.		-	-	-	-	-	-	-	-	-	-	(11,631)	(11,631)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	(2,221)	-	-	-	-	-	(2,221)
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(17,015)	-	-	-	-	(17,015)
Balance at September 30, 2010		3,696,773	4,482	7,731	142,912	1,034,050	(6,296)	(22,317)	344,080	(123,720)	-	23,337	5,101,032

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583

Realization of revaluation reserve	18.d)	-	-	(399)	-	-	-	-	399	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(104)	-	-	-	(104)
Acquisition of non-controlling interests		-	-	-	-	-	-	-	-	-	-	(269)	(269)
Net income for the period		-	-	-	-	-	-	-	628,658	-	-	4,929	633,587
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(68,323)	-	(68,323)
Interim dividends		-	-	-	-	-	-	-	(251,949)	-	-	-	(251,949)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	3,262	-	-	-	-	-	3,262
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	11,689	-	-	-	-	11,689
Balance at September 30, 2011		3,696,773	7,688	7,191	180,854	1,333,066	859	(6,908)	377,004	(119,964)	-	26,913	5,503,476
The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Cash flows from operating activities
Net income for the period		628,658	518,178	633,587	520,204
Adjustments to concile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	11	(628,452)	(513,021)	(115)	160
Depreciation and amortization		-	-	425,424	393,001
PIS and COFINS credits on depreciation		-	-	7,313	7,084
Expense with tanks removed	16	-	-	(2,041)	(4,694)
Interest, monetary and exchange rate changes		23,834	30,506	592,215	303,904
Deferred income and social contribution taxes	9.b)	(50)	38	49,170	100,084
Income from disposal of assets	25	-	-	(15,357)	(14,072)
Others		-	-	932	(206)

Dividends received from subsidiaries		331,626	464,803	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(276,307)	(55,330)
Inventories	6	-	-	(73,242)	(109,633)
Recoverable taxes	7	23,205	6,622	(96,687)	(24,259)
Other receivables		8	(660)	4,004	19,724
Prepaid expenses	10	-	-	(3,966)	(5,401)

Increase (decrease) in current liabilities
Trade payables		(96)	(9,970)	(106,210)	(117,994)
Salaries and related charges		18	10	17,102	27,744
Taxes payable		2,795	(1,403)	(30,888)	45,605
Income and social contribution taxes		(3)	5	(2,321)	24,144
Other payables		-	(632)	3,149	(23,750)

(Increase) decrease in long-term assets
Trade accounts receivable	5	-	-	(16,367)	17,379
Recoverable taxes	7	(35,514)	(23,858)	(43,978)	(28,106)
Escrow deposits		-	(15)	(67,962)	(53,908)
Other receivables		-	-	202	692
Prepaid expenses	10	-	-	(7,599)	5,815

Increase (decrease) in long-term liabilities
Provision for contingencies		148	137	29,531	(79,914)
Other payables		-	-	14,864	18,914

Net cash provided by operating activities		346,177	470,740	1,034,453	967,187

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Cash flows from investing activities
Financial investments, net of redemptions		(76,610)	(72,974)	(329,255)	(66,987)
Disposal (acquisition) of investments, net	11	-	-	(26,608)	82,200
Cash of acquired subsidiaries		-	-	-	(2,417)
Acquisition of property, plant and equipment	12	-	-	(504,248)	(480,254)
Acquisition of intangible assets	13	-	-	(239,781)	(172,702)
Capital contributions to subsidiaries		-	(200,000)	-	-
Capital reduction to subsidiaries		180,000	450,000	-	-
Proceed from disposal of assets		-	-	64,326	11,684

Net cash provided by (used in) investing activities		103,390	177,026	(1,035,566)	(628,476)

Cash flows from financing activities
Loans and debentures
Borrowing	14	-	-	746,144	2,227,300
Amortization	14	(208,038)	-	(1,146,667)	(1,579,406)
Payment of financial lease	14	-	-	(5,827)	(9,257)
Dividends paid		(501,767)	(334,827)	(501,795)	(339,253)
Acquisition of non-controlling interests		-	-	(51)	(28)
Reduction of non-controlling interests		-	-	-	(11,369)
Related companies	8.a)	115,175	89,988	(50)	(2,587)

Net cash provided by (used in) financing activities		(594,630)	(244,839)	(908,246)	285,400

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	1,797	(3,189)

Increase (decrease) in cash and cash equivalents		(145,063)	402,927	(907,562)	620,922

Cash and cash equivalents at the beginning of period	4	407,704	58,926	2,642,418	1,887,499

Cash and cash equivalents at the end of period	4	262,641	461,853	1,734,856	2,508,421

Additional information
Interest paid on financing		8,038	-	157,112	191,400
Income and social contribution taxes paid		-	-	76,993	36,600

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Fiscal period ended September 30, 2011 and September 30, 2010

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2011%		09/30/2010%		09/30/2011%		09/30/2010%
Revenues
Gross revenue from sales and services, except rents and royalties	23	-		-		36,985,930		32,445,322
Rebates, discounts and returns	23	-		-		(154,176)		(131,124)
Allowance for doubtful accounts - Release (creation)		-		-		2,456		(3,387)
Income from disposal of assets	25	-		-		15,357		9,316
		-		-		36,849,567		32,320,127

Materials purchased from third parties
Raw materials used		-		-		(1,691,722)		(1,531,452)
Cost of goods, products and services sold	2.a)	-		-		(31,536,409)		(27,426,304)
Third-party materials, energy, services and others		(7,452)		(1,914)		(983,573)		(889,405)
Recovery (loss) of asset value		10,828		5,457		7,525		8,204
		3,376		3,543		(34,204,179)		(29,838,957)

Gross value added		3,376		3,543		2,645,388		2,481,170
Deductions
Depreciation and amortization		-		-		(432,737)		(400,085)

Net value added by the company		3,376		3,543		2,212,651		2,081,085

Value added received in transfer
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	628,452		513,021		115		(160)
Rents and royalties	23	-		-		44,094		34,809
Financial revenues	26	122,355		100,339		249,113		185,156
		750,807		613,360		293,322		219,805

Total value added available for distribution		754,183	100	616,903	100	2,505,973	100	2,300,890	100

Distribution of value added
Labor and benefits		2,714	1	2,237	-	712,631	28	675,577	28
Taxes, fees and contributions		13,747	2	3,316	1	655,539	27	725,096	32
Financial expenses and rents		109,064	14	93,172	15	504,216	20	380,013	17
Dividends paid		251,949	33	176,816	29	251,949	10	176,816	8
Retained earnings		376,709	50	341,362	55	381,638	15	343,388	15
Value added distributed		754,183	100	616,903	100	2,505,973	100	2,300,890	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Company”), is a Company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in services, commercial and industrial activities, including the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company is also present in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	Summary of significant accounting policies

Aiming at the convergence of the Brazilian accounting practices to the International Financial Reporting Standards (“IFRS”), during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the Accounting Pronouncements Committee (“CPC”) pronouncements and established new accounting standards applicable to Brazil, effective in 2010 (“New BR GAAP”). These pronouncements are in accordance with the international accounting standards issued by the International Accounting Standards Board (“IASB”).

The interim financial information as of September 30, 2011 was prepared in accordance with Resolution CVM 581/09 (CPC 21) and International Accounting Standards (“IAS”) 34 - Interim Financial Reporting issued by IASB.

The Company’s individual interim financial information are stated according to the New BR GAAP, which differs from IFRS in two respects. IFRS does not require the equity method of accounting for the individual interim financial information of the parent company. Besides equity accounting, the parent company’s interim financial information as of 2010 in New BR GAAP contain another difference to IFRS, as expressly permitted by CPC 43 (R1), relating to the deferred charges, written off as of December 31, 2010, when such difference was eliminated.

The Company’s consolidated interim financial information are stated according to the IFRS, issued by IASB. The consolidated interim financial information as of 2010, previously reported in New BRGAAP (in accordance with CPC 43), is being presented considering the deferred charges written off in the IFRS initial adoption (in accordance with CPC 43 R1). See Note 28 for further detail of deferred charges amortization effects in the income statements in the period of 2010.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these Company and consolidated interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through profit or loss: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 20.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount invoiced, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or net realizable value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting in the interim financial information of the parent company.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11). In the consolidated interim financial information the investments under shared control are consolidated proportionally by the Company (See Note 3).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date.

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, and are periodically revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.	Financial leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 21.d).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the main criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). In accordance with IFRS 3(R), goodwill is allocated to the respective cash generating units for impairment testing purposes.

• Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

i.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial information. When applicable, the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary for contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

j.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 9.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

k.	Assets retirement obligation – fuel tanks

Related to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when tanks are installed. The amount is recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed (see Note 16). The estimated removal cost is revised periodically.

l.	Provision for contingencies

A provision for contingencies is created for quantifiable contingent risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 21.a).

m.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 22.b).

n.	Transactions in foreign currency

Transactions in foreign currency carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until their realization.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

o.	Basis for translation of interim financial information of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of September 30, 2011 was R$ 6,908 of exchange rate loss (R$ 18,597 loss as of December 31, 2010).

For IFRS purposes, based on IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina C.A. were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The gain recognized as income as of September 30, 2011 amounted to R$ 1,516 (R$ 1,029 loss as of September 30, 2010).

p.	Use of judgment

The interim financial information require the use of judgment and estimates for the accounting of certain assets, liabilities and results. In these estimates, the Company and subsidiaries' management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates related mainly to determining the fair value of financial instruments (Notes 4, 14 and 20), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipments (Note 12), recovery value of long-lived assets (Note 13), provisions for tax, civil and labor liabilities (Note 21.a) and estimates for the preparation of actuarial reports (Note 22). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for their possible impairment and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 7). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

s.	Statements of value added

The Company and its subsidiaries prepare the statements of value added, individual and consolidated, according to CPC 09 - Statement of Value Added, as an integral part of the New BR GAAP interim financial information as applicable to public companies, while for IFRS purposes they represent additional financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

t.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the period ended September 30, 2011, which are:

•           Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
•           Improvements to IFRS 2010.
•           IFRS 9 Financial Instruments
•           Prepayment of a minimum fund requirement (Amendment to IFRIC 14)
•           Amendments to IAS 32 Classification of rights issues
•           Amendments to IAS 19 - Employee Benefits
•           Consolidated Financial Statements - IFRS 10
•           Joint Arrangements- IFRS 11
•           Disclosure of Interests in Other Entities- IFRS 12
•           Fair Value Measurement - IFRS 13
•           Amendments to IAS 1 - Presentation of Financial Statements

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval of the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their interim financial information.

On November 9, 2011 the Company’s Board of Directors authorized the conclusion of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

3.	Principles of consolidation and investments in affiliates

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS. Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interests in subsidiaries is indicated in the interim financial information.

The consolidated interim financial information include the following direct and indirect subsidiaries:

		% interest in the share
		09/30/2011		12/31/2010
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
Distribuidora Nacional de Petróleo Ltda.	Brazil	-	-	-	100
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(*)
The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

Business combination – Acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), acquired a 100% equity interest in DNP. The total acquisition amount, after working capital adjustment, was of R$ 73,427. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the midwest, northeast and north of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the south and southeast.

The acquisition cost was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill based on expected future earnings is R$ 16,326. The value added for assets acquired, which was determined based on a report prepared by an independent appraiser, is R$ 54,349, which reflects the difference between the market value and the book value of the assets.

The table below summarizes the fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

R$

Current assets
Cash and cash equivalents	2,322
Trade accounts receivable	15,295
Inventories	18,003
Other	9,672
45,292

Non-current assets
Property, plant and equipment	15,977
Intangible	46,650
Other	8,627
Goodwill	16,326
87,580

Total assets acquired and goodwill	132,872

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Current liabilities
Trade payables	7,784
Income tax and social contribution	5,130
Income tax and social contribution payable	1,210
Salaries and related charges	754
Other	6,345
21,223

Non-current liabilities
Provision for contingencies	14,812
Income tax and social contribution	18,587
Other	4,823
38,222

Net assets	73,427

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), debentures and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Cash and bank deposits
In local currency	160	23	55,974	59,980
In foreign currency	-	-	54,234	12,813

Financial investments
In local currency
Fixed-income securities and funds	262,481	407,681	1,624,648	2,569,625

Total cash and cash equivalents	262,641	407,704	1,734,856	2,642,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash and cash equivalents are considered financial investments.

	Parent		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Financial investments
In local currency
Fixed-income securities and funds	89,368	12,758	611,859	360,032

In foreign currency
Fixed-income securities and funds	-	-	208,653	198,149

Income from currency and interest rate hedging instruments (a)	-	-	86,702	19,778

Total of financial investments	89,368	12,758	907,214	577,959

Current	89,368	12,758	840,500	558,209

Non-current	-	-	66,714	19,750

(a) Accumulated gains, net of income tax (see Note 20).

The financial assets of the Company and its subsidiaries, except cash and bank deposits, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through profit or loss; (ii) held to maturity; and (iii) available for sale, as shown on the table below.
	Consolidated
	09/30/2011	12/31/2010

Measured at fair value through profit or loss	1,711,350	2,589,403
Held to maturity	7,193	7,193
Available for sale	813,319	550,988

Financial assets, except cash and bank deposits	2,531,862	3,147,584

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

5.	Trade accounts receivable (Consolidated)

	09/30/2011	12/31/2010

Domestic customers	1,875,864	1,605,767
Reseller financing - Ipiranga	217,451	202,719
Foreign customers	125,479	123,823
(-) Allowance for doubtful accounts	(113,743)	(119,932)

	2,105,051	1,812,377

Current	1,992,016	1,715,709

Non-current	113,035	96,668

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days

September 30, 2011	2,218,794	1,985,689	46,980	20,926	5,847	12,349	147,003

December 31, 2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2010	119,932
Additions	20,939
Write-offs	(27,128)
Balance as of September 30, 2011	113,743

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	09/30/2011			12/31/2010
		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	230,893	(13,981)	216,912	181,419	(9,905)	171,514
Work in process	2,332	-	2,332	7,907	-	7,907
Raw materials	244,176	(105)	244,071	177,123	(2,059)	175,064
Liquefied petroleum gas (LPG)	32,458	-	32,458	26,648	-	26,648
Fuels, lubricants and greases	553,268	(760)	552,508	553,491	(1,032)	552,459
Consumable materials and bottles for resale	55,960	(1,636)	54,324	49,688	(1,028)	48,660
Advances to suppliers	72,464	-	72,464	111,578	-	111,578
Properties for resale	38,956	-	38,956	39,707	-	39,707

	1,230,507	(16,482)	1,214,025	1,147,561	(14,024)	1,133,537

Movements in the provision for loss are as follows:

Balance as of December 31, 2010	14,024
Write-off and addition, net	2,458
Balance as of September 30, 2011	16,482

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

IRPJ and CSLL	91,197	78,868	178,254	145,554
ICMS	-	-	186,376	202,584
Provision for ICMS losses (*)	-	-	(48,791)	(56,130)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.r)	-	-	(3,301)	(3,273)
PIS and COFINS	21	21	206,077	97,568
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	18,616	10,507
IPI	-	-	3,062	4,342
Others	1	21	9,459	7,935
Total	91,219	78,910	549,752	409,087

Current	46,692	69,897	451,004	354,317

Non-current	44,527	9,013	98,748	54,770

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of December 31, 2010	56,130
Additions	8,101
Recoveries	(15,440)
Balance as of September 30, 2011	48,791

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a. Related companies

	Parent
	Assets		Financial income
	Loans	Debentures

Ipiranga Produtos de Petróleo S.A.	-	750,000	98,331
Total as of September 30, 2011	-	750,000	98,331
Total as of December 31, 2010	6,962	773,907
Total as of September 30, 2010			79,171

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	7,462
Copagaz Distribuidora de Gas Ltda.	-	-	170	-
Liquigás Distribuidora S.A.	-	-	283	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	1,126
Petróleo Brasileiro S.A. – Petrobras	-	-	-	301,998
Química da Bahia Indústria e Comércio S.A.	-	3,145	-	-
Quattor Participações S.A.	-	-	-	640
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	255
SHV Gás Brasil Ltda.	-	-	153	-
Other	490	826	122	-

Total as of September 30, 2011	10,144	3,971	728	311,481
Total as of December 31, 2010	10,144	4,021	2,324	261,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions

	Sales	Purchases

Braskem S.A.	17,525	499,295
Copagaz Distribuidora de Gas Ltda.	3,975	-
Liquigás Distribuidora S.A.	4,619	-
Oxicap Indústria de Gases Ltda.	5	8,185
Petróleo Brasileiro S.A. – Petrobras	13,849	22,790,593
Quattor Participações S.A.	-	126,667
Refinaria de Petróleo Riograndense S.A. (*)	-	119,647
Servgás Distribuidora de Gas S.A.	1,019	-
SHV Gás Brasil Ltda.	1,635	-

Total as of September 30, 2011	42,627	23,544,387
Total as of September 30, 2010	130,562	19,860,418

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of the maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefit; (b) variable compensation paid annually with the objective of aligning the executive´s and the Company´s objectives, and is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 22. In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. The Ultrapar´executive officers may receive additional variable compensation depending on the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

As of September 30, 2011, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and elected officers) in the amount of R$ 20,186 (R$ 19,189 as of September 30, 2010). Out of this total, R$ 16,876 relates to short-term compensation (R$ 16,531 as of September 30, 2010), R$ 2,424 to compensation in stock (R$ 1.766 as of September 30, 2010) and R$ 886 (R$ 892 as of September 30, 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 25,078 (R$ 12,000 as of September 30, 2010) related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount granted to executives as of September 30, 2011, including tax charges, was R$ 39,164 (R$ 39,164 as of December 31, 2010). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended on September 30, 2011 in the amount of R$ 4,506 (R$ 3,285 as of September 30, 2010) was recorded as operating expense for the period. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

Date of award	Restricted shares granted	Market price of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

November 10, 2010	260,000	26.78	9,602	(1,495)	8,107
December 16, 2009	250,000	20.75	7,155	(2,229)	4,926
October 8, 2008	696,000	9.99	9,593	(4,888)	4,705
December 12, 2007	160,000	16.17	3,570	(2,324)	1,246
November 9, 2006	207,200	11.62	3,322	(1,633)	1,689
December 14, 2005	93,600	8.21	1,060	(618)	442
October 4, 2004	167,900	10.20	2,361	(1,653)	708
December 18, 2003	239,200	7.58	2,501	(1,959)	542
	2,073,900		39,164	(16,799)	22,365

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	25,317	27,646
Provisions for contingencies	235	185	99,784	66,898
Provision for post-employment benefit (see Note 22.b)	-	-	30,843	30,843
Provision for differences between cash and accrual basis	-	-	13,429	16,414
Provision for goodwill paid on investments (see Note 13)	-	-	250,270	306,086
Other provisions	-	-	62,726	20,715
Tax losses and negative basis for social contribution to offset (d)	-	-	52,832	59,978
Adoption of IFRS effect	-	-	13,941	35,817

Total	235	185	549,142	564,397

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	330	364
Accelerated depreciation	-	-	101	109
Provision for adjustments between cash and accrual basis	-	-	30,640	7,931
Temporary differences of foreign subsidiaries	-	-	863	842
Transition Tax Regime effect	-	-	1,482	17,466

Total	-	-	33,416	26,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	184,609
From 1 to 2 years	-	119,547
From 2 to 3 years	235	77,135
From 3 to 5 years	-	107,399
From 5 to 7 years	-	34,904
From 7 to 10 years	-	25,548

	235	549,142

b.       Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the full tax rates as follows:

	Parent		Consolidated

	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Income before taxes and equity in income of subsidiaries and affiliates	15,782	7,791	881,664	728,055
Full tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(5,366)	(2,649)	(299,766)	(247,539)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	(4)	16,443	1,303
Adjustment to estimated income	-	-	16,828	16,859
Interest on equity	(10,227)	-	-	-
Workers Meal Program (PAT)	-	-	390	331
Other adjustments	17	19	(455)	(3,056)
Income and social contribution taxes before tax incentives	(15,576)	(2,634)	(266,560)	(232,102)

Tax incentives - ADENE	-	-	18,368	24,411
Income and social contribution taxes in the income statement	(15,576)	(2,634)	(248,192)	(207,691)

Current	(15,626)	(2,596)	(217,390)	(132,018)
Deferred	50	(38)	(49,170)	(100,084)
Tax incentives - ADENE	-	-	18,368	24,411

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.       Tax exemptions

The following subsidiaries are entitled to partial or total income tax exemptions under the program for development of northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2020

d.	Income and Social Contribution Tax carryforwards

The Company and its subsidiaries have net operating losses carryforwards (income tax) amounting to R$ 156,802 and negative basis of social contribution tax amounting to R$ 151,459, which use are limited to 30% of taxable income of future periods, and that do not expire.

10.	Prepaid expenses (Consolidated)

	09/30/2011	12/31/2010

Rents	29,596	28,926
Stock compensation plan, net (see Note 8.c)	18,084	21,822
Software maintenance	16,277	7,156
Advertising and publicity	9,268	3,769
Insurance premiums	5,779	8,457
Purchases of meal and transportation tickets	3,699	3,902
Taxes and other prepaid expenses	4,621	1,727

	87,324	75,759

Current	39,114	35,148

Non-current	48,210	40,611

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

11.	Investments

a.           Subsidiaries (Parent company)

	September 30, 2011
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	764,893	2,192,823	2,143,358	49,853
Net income for the period after adjustment for unrealized profits - R$	52,943	71,745	501,926	6,374

	December 31, 2010
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	711,949	1,788,180	2,423,056	48,135

September 30, 2010
Net income for the period after adjustment for unrealized profits - R$	70,674	44,563	384,314	44,341

Operating financial information of the subsidiaries is detailed in Note 19.

	Investments		Equity in income
	09/30/2011	12/31/2010	09/30/2011	09/30/2010

Ipiranga Produtos de Petróleo S.A.	2,143,358	2,423,056	501,926	384,314
Oxiteno S.A. Indústria e Comércio	2,192,823	1,788,180	71,745	44,563
Ultracargo – Operações Logísticas e Participações Ltda.	764,893	711,949	52,943	70,674
Refinaria de Petróleo Riograndense S.A.	16,553	15,982	1,838	13,470
	5,117,627	4,939,167	628,452	513,021

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the 33% interest in RPR attributed to the Company as of September 30, 2011:

RPR

Current assets	32,857
Non-current assets	22,992

Current liabilities	7,856
Non-current liabilities and shareholders’ equity	47,993

Net revenue from sales and services	60,991
Costs and operating expenses	(57,698)
Operating income	3,293
Net financial expenses and social contribution and income taxes	(1,176)
Net income	2,117

b.           Affiliated companies (Consolidated)

	Investments		Equity in income
	09/30/2011	12/31/2010	09/30/2011	09/30/2010

Transportadora Sulbrasileira de Gás S.A.	6,787	6,668	149	10
Química da Bahia Indústria e Comércio S.A.	3,706	3,722	(15)	(39)
Oxicap Indústria de Gases Ltda.	2,055	2,075	(19)	(131)
	12,548	12,465	115	(160)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this associated company are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”) holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two associated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	09/30/2011
			Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.

Current assets	5,757	15,430	802	364	28
Non-current assets	22,322	88,526	8,836	851	3,132
Current liabilities	598	6,682	-	12	76
Non-current liabilities	332	89,053	2,226	1,709	4,339
Shareholders’ equity	27,149	8,221	7,412	(506)	(1,255)
Net revenue from sales and services	2,892	19,885	-	-	-
Costs and operating expenses	(2,679)	(20,019)	(68)	(85)	(275)
Net financial expenses and social contribution and income taxes	238	56	38	35	(2)
Net income	451	(78)	(30)	(50)	(277)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of August 31, 2011, while the other affiliates are valued based on the interim financial information as of September 30, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Average annual depreciation rate	Balance as of 12/31/2010	Additions	Balance of DNP acquisition adjustment	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of 09/30/2011

Cost:
Land	-	375,669	95	-	-	7,269	(20,548)	467	362,952
Buildings	26	1,046,128	6,109	1,055	-	65,264	(23,827)	2,729	1,097,458
Leasehold improvements	13	372,760	8,991	-	-	18,847	(4,681)	1	395,918
Machinery and equipment	12	2,601,836	72,648	-	-	415,827	(1,830)	25,430	3,113,911
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	82,913	614	-	73,420	(19,413)	-	1,603,311
LPG tanks and bottles	12	362,882	65,210	-	-	4	(22,953)	-	405,143
Vehicles	7	173,408	21,511	167	-	9,200	(22,040)	464	182,710
Furniture and utensils	7	105,795	4,982	-	-	1,140	(480)	470	111,907
Construction in progress	-	422,471	247,877	-	-	(490,350)	(6,197)	2,323	176,124
Advances to suppliers	-	6,525	7,855	-	-	(4,128)	-	-	10,252
Imports in progress	-	340	188	-	-	(276)	-	-	252
IT equipment	5	178,296	7,580	-	-	820	(1,796)	64	184,964
		7,111,887	525,959	1,836	-	97,037	(123,765)	31,948	7,644,902

Accumulated depreciation:
Buildings		(436,875)	-	-	(28,228)	(11,653)	14,754	(2,452)	(464,454)
Leasehold improvements		(195,091)	-	-	(16,509)	(96)	4,237	(1)	(207,460)
Machinery and equipment		(1,130,575)	-	-	(136,317)	(91,030)	1,234	(25,598)	(1,382,286)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	-	-	(59,604)	156	16,411	-	(877,871)
LPG tanks and bottles		(190,255)	-	-	(16,527)	-	8,878	-	(197,904)
Vehicles		(109,346)	-	-	(4,168)	(632)	17,362	(237)	(97,021)
Furniture and utensils		(62,325)	-	-	(6,945)	(2,929)	393	(1,322)	(73,128)
IT equipment		(146,831)	-	-	(9,393)	110	1,420	(24)	(154,718)
		(3,106,132)	-	-	(277,691)	(106,074)	64,689	(29,634)	(3,454,842)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,854)	-	-	-	-	253	-	(1,601)
		(2,051)	-	-	-	-	253	-	(1,798)

Net		4,003,704	525,959	1,836	(277,691)	(9,037)	(58,823)	2,314	4,188,262

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance as of December 31, 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
Balance of DNP acquisition adjustment	(21,804)	-	-	-	4,865	-	(16,939)
Additions	-	26,567	-	-	238,896	714	266,177
Write-offs	-	(10)	-	-	-	(390)	(400)
Transferences	-	330	8,562	-	-	145	9,037
Amortization	-	(19,473)	(3,444)	(412)	(132,718)	(87)	(156,134)
Exchange rate	-	113	-	-	142	176	431
Deffered IRPJ/CSLL	(8,411)	-	-	-	-	-	(8,411)
Balance as of September 30, 2011	684,176	75,714	17,129	12,054	646,266	4,033	1,439,372

Weighted average term of amortization (years)	-	5	5	30	6	9

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of September 30, 2011 and December 31, 2010:

	09/30/2011	12/31/2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	16,326	46,541
Others	2,278	2,278
	684,176	714,391

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 15,694 in the income until September 30, 2011 (R$ 13,926 in the income until September 30, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.           Composition

Description	09/30/2011	12/31/2010	Index/Currency	Weighted average financial charges 09/30/2011 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	469,053	413,284	US$	+7.2	2015
Advances on foreign exchange contracts	130,500	41,626	US$	+1.8	< 350 days
Foreign loan (c)	110,922	99,749	US$ + LIBOR (i)	+1.0	2014
BNDES (d)	71,583	67,195	US$	+5.7	2012 to 2017
Foreign currency advances delivered	38,297	64,080	US$	+1.4	< 118 days
Financial institutions	24,557	16,656	MX$ + TIIE (ii)	+2.2	2011 to 2016
Financial institutions	12,100	22	Bs (iii)	+17.1	2011 to 2013
FINIMP	914	779	US$	+7.0	2012
Financial institutions	-	6,740
Financial institutions – RPR	-	1,581
BNDES (d)	-	8
Subtotal	857,926	711,720

Local currency:
Banco do Brasil – fixed (e)	2,141,384	1,916,257	R$	+11.8	2012 to 2015
Debentures (f)	1,096,218	1,196,116	CDI	108.5	2012
BNDES (d)	892,695	1,178,081	TJLP (iv)	+3.4	2012 to 2019
Banco do Brasil – floating (e)	207,216	-	CDI	98.5	2014
Banco do Nordeste do Brasil	89,396	99,355	R$	+8.5 (vi)	2018
Loan – MaxFácil	84,117	77,391	CDI	100.0	2012
BNDES (d)	81,140	65,137	R$	+5.9	2011 to 2021
FINEP	51,422	61,738	TJLP (iv)	+0.5	2013 to 2014
Finance leases (g)	42,663	-	IGP-M (v)	+5.6	2031
Debentures – RPR (f)	18,518	-	CDI	118,0	2014
FINAME	2,622	5,922	TJLP (iv)	+2.7	2011 to 2013
Fixed finance leases (g)	1,521	2,171	R$	+14,8	2011 to 2014
Working capital loan – RPR	-	23,765
Finance leases (g)	-	3,374
Others	-	634
Subtotal	4,708,912	4,629,941

Income from currency and interest rate hedging instruments	47,603	54,372

Total	5,614,441	5,396,033

Current	1,472,377	820,484

Non-current	4,142,064	4,575,549

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivares Fortes.

(iv)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On September 30, 2011, TJLP was fixed at 6% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On September 30, 2011, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term amounts break down as follows by year of maturity:

	09/30/2011	12/31/2010

From 1 to 2 years	2,198,374	2,197,838
From 2 to 3 years	841,508	1,024,879
From 3 to 4 years	476,276	440,504
From 4 to 5 years	542,192	824,695
More than 5 years	83,714	87,633
	4,142,064	4,575,549

As provided in Resolution IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange and interest rate changes for a portion of its debt obligations (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and interest of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Foreign loan

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.00% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 20). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed to the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

d.           BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
- current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.           Banco do Brasil

The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for those loans into an average 98.75% of CDI (see Note 20). Subsidiary IPP designates these instruments of protection as a fair value hedge. Therefore, loans and hedging instruments are both stated at fair value from inception.

f.           Debentures

•
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which  the interest of the debentures was reduced to 108.5% CDI and its maturity date was extended to December 4, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating charges, and the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 01, 2013 and the last on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 01, 2013 and the last on November 30, 2014
Reprice:	Not applicable

Financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

g.           Finance leases

In April 2011, the subsidiary Cia. Ultragaz contracted a finance lease relating to bases for LPG bottling maturing in April 2031.

The subsidiaries IPP and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries IPP and Serma have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of equipments and intangible assest, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recorded as of September 30, 2011 and December 31, 2010 are shown below:

	09/30/2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Equipment and Intangible assets, net of depreciation and amortization	40,899	1,479	869

Financing (present value)	42,663	1,110	411

Current	1,403	594	262
Non-current	41,260	516	149

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipment, net of depreciation	20,731	1,973	848

Financing (present value)	3,374	1,568	603

Current	3,374	618	265
Non-current	-	950	338

The future disbursements (installments), assumed under these contracts, total approximately:

	09/30/2011
	LPG bottling	IT equipment	Vehicles for fuel transportation
Up to 1 year	3,540	699	366
From 1 to 2 years	3,540	481	204
From 2 to 3 years	3,540	81	-
From 3 to 4 years	3,540	-	-
From 4 to 5 years	3,540	-	-
More than 5 years	51,625	-	-

	69,325	1,261	570

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,565	780	366
From 1 to 2 years	-	629	366
From 2 to 3 years	-	440	102

	3,565	1,849	834

The above amounts include ISS tax payable (except for disbursements for the LPG bottling and distribution bases) on the monthly installments and will be adjusted by IGP-M or CDI until the respective payment dates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

 h.           Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2010	Incurred cost	Amortization	Balance as of 09/30/2011

Banco do Brasil (e)	0.7%	24,545	4,353	(5,262)	23,636
Debêntures (f)	0.6%	13,851	-	(6,341)	7,510
Notes in the foreign market (b)	0.2%	4,105	-	(222)	3,883
Others	0.3%	758	508	(384)	882
Total		43,259	4,861	(12,209)	35,911

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (e)	12,255	6,840	3,398	1,143	-	23,636
Debêntures (f)	6,023	1,487	-	-	-	7,510
Notes in the foreign market (b)	914	914	914	913	228	3,883
Others	261	304	297	20	-	882
Total	19,453	9,545	4,609	2,076	228	35,911

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.           Guarantees

The financings are guaranteed by collateral in the amount of R$ 86,693 as of September 30, 2011 (R$ 83,749 as of December 31, 2010) and by guarantees and promissory notes in the amount of R$ 1,839,266 as of September 30, 2011 (R$ 2,006,064 as of December 31, 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 132,060 as of September 30, 2011 (R$ 141,081 as of December 31, 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 9,458, as of September 30, 2011 (R$ 7,768 as of December 31, 2010), with maturities of no more than 211 days. As of September 30, 2011, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 229 as of September 30, 2011 (R$ 190 as of December 31, 2010), which is recognized in income as customers set their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of September 30, 2011, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	09/30/2011	12/31/2010

Domestic suppliers	756,712	901,272
Foreign suppliers	52,744	39,905

	809,456	941,177

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers are satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

16.	Assets retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period (see Note 2.k).

Movements in the assets retirement obligations are as follows:

Balance as of December 31, 2010	63,891
Additions (new tanks)	1,786
Disbursements with tanks removed	(2,041)
Accretion expense	3,227
Balance as of September 30, 2011	66,863

Current	7,272
Non-current	59,591

17.	Deferred revenues (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenues:

	09/30/2011	12/31/2010

Initial franchise fee ‘am/pm’	10,518	8,346
Loyalty program Km de Vantagens	15,028	11,547
Other	184	591
	25,730	20,484

Current	18,476	14,572
Non-current	7,254	5,912

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized. Deferred revenue of unredeemed points is recognized in income when the points expire.

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

18.	Shareholders’ equity

a.  Share capital

From August 17, 2011, each preferred share issued by the Company was converted into one common share and its Bylaws became effective according to the wording approved in the Extraordinary Shareholders’ Meeting of June 28, 2011.

The Company is a publicly traded company listed on the Novo Mercado listing segment of BM&FBovespa and on the New York Stock Exchange (“NYSE”) in the form of American Depositary Receipts (“ADRs”) level III, with a subscribed and paid-in capital represented by 544,383,996 common shares without par value. The issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company's shares are granted "tag along" rights, assuring non-controlling shareholders the same conditions as negotiated by the controlling shareholders in case of sale of the control of the Company. Additionally, any shareholder, or group of shareholders acting in concert, that acquires or becomes holder of 20% of the shares of the Company, will be required to make a tender offer for the acquisition of shares held by the remaining shareholders at a price equivalent to the highest value per share paid in the previous six months.

The Company is authorized to increase the capital up to the limit of 800.000.000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of September 30, 2011, there were 56,375,469 common shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

b.  Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2011, there were no stock repurchases.

As of September 30, 2011, the interim financial information of the Company totaled 8,321,556  common shares held in treasury, acquired at an average cost of R$ 14.42.

The price of shares issued by the Company as of September 30, 2011 on BM&FBovespa was R$ 29.50.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 11.88 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

d.  Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

e.  Profit reserve

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.  Valuation adjustment

In valuation adjustment are recorded  (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

g.  Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.  Dividends payable in excess of the minimum mandatory dividends established in the Bylaws

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income calculated in accordance with the Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by Shareholders’ Meeting or paid. The dividends related to the year ended December 31, 2010 were paid on March 17, 2011. The prepayment of the dividend related to 2011 was made on August 30, 2011.

19.	Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the south, southeast, and northeast regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides storage services, especially in the southeast, and northeast regions of Brazil. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows:

	09/30/2011	09/30/2010
Net revenue:
Ultragaz	2,810,358	2,739,444
Ipiranga	31,153,476	26,728,838
Oxiteno	1,746,698	1,558,906
Ultracargo	198,072	234,061
Other (1)	97,293	272,438
Intersegment sales	(103,038)	(307,113)
Total	35,902,859	31,226,574

Intersegment sales:
Ultragaz	1,266	1,657
Ipiranga	5,726	29,048
Oxiteno	-	-
Ultracargo	20,091	33,483
Other (1)	75,955	242,925
Total	103,038	307,113

Net revenue, excluding intersegment sales:
Ultragaz	2,809,092	2,737,787
Ipiranga	31,147,750	26,699,790
Oxiteno	1,746,698	1,558,906
Ultracargo	177,981	200,578
Other (1)	21,338	29,513
Total	35,902,859	31,226,574

Operating income:
Ultragaz	144,710	156,934
Ipiranga	772,512	554,460
Oxiteno	102,886	88,839
Ultracargo	67,452	99,550
Other (1)	8,081	27,945
Total	1,095,641	927,728

Financial income	249,113	185,156
Financial expenses	(463,090)	(384,829)
Equity in income of affiliates	115	(160)
Income before taxes	881,779	727,895

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)
	09/30/2011	09/30/2010
Additions to property, plant and equipment and intangible assets:
Ultragaz	210,315	130,065
Ipiranga	402,404	287,901
Oxiteno	84,256	190,230
Ultracargo	78,852	35,751
Other (1)	16,309	11,406
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	792,136	655,353
Finance leases	(43,009)	-
Assets retirement obligation	(1,786)	(1,215)
Capitalized borrowing costs	(3,312)	(1,182)
Total investments in property, plant and equipment and intangible assets (cash flow)	744,029	652,956

	09/30/2011	09/30/2010
Depreciation and amortization charges:
Ultragaz	85,732	89,777
Ipiranga	231,540	198,617
Oxiteno	78,735	75,490
Ultracargo	21,566	21,926
Other (1)	7,851	7,191
Total	425,424	393,001

	09/30/2011	12/31/2010
Total assets:
Ultragaz	1,793,258	1,638,815
Ipiranga	6,156,008	6,376,269
Oxiteno	3,440,912	3,095,714
Ultracargo	1,042,694	997,438
Other (1)	831,091	881,607
Total	13,263,963	12,989,843

(1) Composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 28,502 as of September 30, 2011 (R$ 26,460 as of December 31, 2010), and in Venezuela, in the amount of R$ 14,877 as of September 30, 2011 (R$ 8,078 as of December 31, 2010).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2011	09/30/2010

Net revenue:
Brazil	35,381,637	30,771,120
Latin America, except Brazil and Mexico	278,191	222,955
North America	158,482	141,934
Far East	31,900	33,847
Europe	38,136	40,358
Other	14,513	16,360
Total	35,902,859	31,226,574

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)
20.	Risks and financial instruments (Consolidated)

Risk management and financial instruments Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of September 30, 2011 and December 31, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	09/30/2011	12/31/2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	262.9	211.0
Foreign trade accounts receivable, net of provision for loss	125.0	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	-	11.3
Investments in foreign subsidiaries	127.0	72.6
	514.9	418.5

Liabilities in foreign currency
Financing in foreign currency	(857.9)	(710.2)
Accounts payable arising from imports , net of advances to foreign suppliers	(34.6)	-
	(892.5)	(710.2)

Currency hedging instruments	218.3	122.7

Net liability position	(159.3)	(169.0)

Net asset (liability) position – RPR1	(6.5)	13.6

Net liability position – Total	(165.8)	(155.4)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of September 30, 2011 of RPR reflects the amount of R$ 6.5 million of suppliers in foreign currency.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on the net liability position of R$ 159.3 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 15.9 million, of which R$ 25.0 million of losses recognized in income and R$ 9.1 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 15.9 million, of which R$ 25.0 million of gain recognized in income and R$ 9.1 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.o).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily results from financing from BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of September 30, 2011, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volume of financial investments is subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue. As of September 30, 2011, Ipiranga maintained R$ 98,023 (R$ 101,275 as of December 31, 2010), Ultragaz maintained R$ 13,680 (R$ 16,613 as of December 31, 2010), Oxiteno maintained R$ 1,427 (R$ 1,429 as of December 31, 2010) and Ultracargo maintained R$ 613 (R$ 615 as of December 31, 2010) as a provision for potential loss on their accounts and assets receivables.

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine the opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,472 million. Furthermore, the investment plan for 2011 totals R$ 1,044 million. On September 30, 2011, the Company and its subsidiaries had R$ 2,642 million in cash, cash equivalents and short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (09/30/2011)
							Amount receivable	Amount payable
			09/30/2011	12/31/2010	09/30/2011	12/31/2010
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Oct 2011 to Dec 2015
Receivables in U.S. dollars	HSBC, Itaú, Santander		US$ 199.4	$US 165.8	373.0	271.0	373.0	-
Payables in CDI interest rate			(US$ 199.4)	$US(165.8)	(368.8)	(320.0)	-	368.8
Total result			-	-	4.2	(49.0)	373.0	368.8

b – Exchange rate swaps payable in U.S. dollars	BTG Pactual, Citibank,
Receivables in CDI interest rates	Itaú, Santander	Oct 2011 to Dec 2011	US$ 80.5	$US 89.2	131.1	153.0	131.1	-
Payables in U.S. dollars			(US$ 80.5)	$US(89.2)	(154.7)	(146.7)	-	154.7
Total result			-	-	(23.6)	6.3	131.1	154.7

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to May 2015
Receivables in predetermined interest rate			R$1,809.5	R$1,809.5	2,166.0	1,947.9	2,166.0	-
Payables in CDI interest rate			R$(1,809.5)	R$(1,809.5)	(2,097.3)	(1,931.5)	-	2,097.3
Total result			-	-	68.7	16.4	2,166.0	2,097.3

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars			-	$US 60.0	-	98.6	-	-
Payables in fixed interest rate in U.S. dollars			-	$US(60.0)	-	(100.2)	-	-
Total result			-	-	-	(1.6)	-	-

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars			-	$US 10.3	-	16.6	-	-
Payables in predetermined interest rate in R$			-	$US(10.3)	-	(18.1)	-	-
Total result			-	-	-	(1.5)	-	-

f – Exchange rate swaps payable in U.S. dollars – RPR
Receivables in U.S. dollars			-	$US 0.9	-	1.6	-	-
Payables in CDI interest rate			-	$US(0.9)	-	(1.7)	-	-
Total result			-	-	-	(0.1)	-	-

Total gross result					49.3	(29.5)	2,670.1	2,620.8
Income tax					(10.2)	(5.1)	(10.2)	-
Total net result					39.1	(34.6)	2,659.9	2,620.8
Positive result (see Note 4)					86.7	19.8
Negative result (see Note 14)					(47.6)	(54.4)

1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars (contract governed by ISDA - International Swap Dealers Association, Inc. executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch).

Hedging instruments existing as of September 30, 2011 are described below, according to their category, risk, and protection strategy:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of September 30, 2011, the Company and its subsidiaries had outstanding swap contracts totaling US$ 199.4 million in notional amount, of which (i) US$ 139.4 million, on average, had asset position at US$ + 4.88 p.a. and liability position at 119.12 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.00% a.a. and liability position at 86.90% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of September 30, 2011, these swap contracts totaled US$ 80.5 million and, on average, had an asset position at 73.27% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On September 30, 2011 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of September 30, 2011, this contract was settled.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars. On September 30, 2011 the subsidiary RPR held no NDF (non-deliverable forwards).

Hedging against foreign exchange exposure of liabilities in foreign currency (RPR) - The purpose of this contract is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of September 30, 2011, the subsidiary RPR had settled these contracts.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate of changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On September 30, 2011 these instruments of protection had been settled.

In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of September 30, 2011 these instruments of protection totaled R$ 1,809.5 million. The Company and its Subsidiaries recognized a gain of R$ 2.9 million in the period, of which R$ 52.3 million refer to the result of instruments of protection and R$ (49.4) million refer to the fair value adjustment of the debt.

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded on September 30, 2011 and September 30, 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	September 30, 2011
	Consolidated
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(11.4)	-
B – Exchange rate swaps payable in U.S. dollars	(16.8)	-
C – Interest rate swaps in R$	2.9	-
D – Interest rate swaps in U.S. dollars	(1.6)	1.5
E – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(27.8)	2.4

	September 30, 2010
	Consolidated
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(19.9)	-
B – Exchange rate swaps payable in U.S. dollars	10.2	-
C – Interest rate swaps in R$	11.6	-
D – Interest rate swaps in U.S. dollars	(2.4)	1.6
E – NDFs (non-deliverable forwards) - RPR	(3.4)	(4.0)

Total	(3.9)	(2.4)

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of September 30, 2011 and December 31, 2010 are stated below:

	09/30/2011		12/31/2010
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and bank deposits	110,208	110,208	72,793	72,793
Financial investments	2,445,160	2,445,160	3,127,806	3,127,806
Currency and interest hedging instruments	86,702	86,702	19,778	19,778

	2,642,070	2,642,070	3,220,377	3,220,377

Financial liabilities:
Financing	4,407,918	4,455,417	4,140,000	4,188,937
Debentures	1,114,736	1,110,890	1,196,116	1,182,380
Finance leases	44,184	44,184	5,545	5,545
Currency and interest hedging instruments	47,603	47,603	54,372	54,372

	5,614,441	5,658,094	5,396,033	5,431,234

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of the cash and bank deposits balances are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which correspond to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG Inc.’s notes in the foreing market (see Note 14.b), the price quoted in an active market is used.
•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2011 and December 31, 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Financial instruments were classified as loans and receivables, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from the Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable, loans and financing, accounts payable and trade payables are substantially classified as loans and receivables.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of September 30, 2011 and December 31, 2010:

	Fair value 09/30/2011	Level 1	Level 2	Level 3

Assets:
Cash and bank deposits	110,208	110,208	-	-
Financial investments	2,445,160	2,236,508	208,652	-
Currency and interest hedging instruments	86,702	-	86,702	-
	2,642,070	2,346,716	295,354	-
Liabilities:
Banco do Brasil fixed	2,141,384	-	2,141,384	-
Currency and interest hedging instruments	47,603	-	47,603	-
	2,188,987	-	2,188,987	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Fair value 12/31/2010	Level 1	Level 2	Level 3

Assets:
Cash and bank deposits	72,793	72,793	-	-
Financial investments	3,127,806	2,946,279	181,527	-
Currency and interest hedging instruments	19,778	-	19,778	-
	3,220,377	3,019,072	201,305	-
Liabilities:
Banco do Brasil fixed	1,916,257	-	1,916,257	-
Currency and interest hedging instruments	54,372	-	54,372	-
	1,970,629	-	1,970,629	-

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of September 30, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.47 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of September 30, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of September 30, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	72,255	183,166	294,077
(2) Debts in dollars	appreciation	(72,255)	(183,166)	(294,077)
(1)+(2)	Net effect	-	-

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,588)	(39,291)	(76,994)
(4) Gross margin of Oxiteno	devaluation	1,588	39,291	76,994
(3)+(4)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company has a derivative financial instrument at US$ + LIBOR. The sensitivity analysis of this hedging instrument for Real/U.S. dollar exchange rate  is shown in the table above. For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of September 30, 2011 at maturity of the swap and of the loan (hedged item), which occurs in 2014, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows according to the projected scenarios and adjusting them to present value by the rate in effect on September 30, 2011. The result is stated on the table below:

		Scenario I (likely)
	Risk		Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in LIBOR	496	926	1,355
(2) LIBOR Debt		(496)	(926)	(1,355)
(1)+(2)	Net effect	-	-	-

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of September 30, 2011 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

		Scenario I (likely)
	Risk		Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in prefixed rate	-	(90,684)	(174,206)
(2) Fixed rate financing		-	90,715	174,276
(1)+(2)	Net effect	-	31	70

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

21.	Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 228,966 as of September 30, 2011 (R$ 185,398 as of December 31, 2010) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar and Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables in the previous year. Ultracargo Participação maintain a provision of R$ 1,039 as of September 30, 2011 (R$ 980 as of December 31, 2010) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,653 as of September 30, 2011 (R$ 6,481 as of December 31, 2010).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9.316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, and the extraordinary appeal presented is halted until the trial of a leading case by the STF (Federal Supreme Court). Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a deposit in court for the amounts challenged and maintains a provision for this contingency in the amount of R$ 13,465 as of September 30, 2011 (R$ 12,934 as of December 31, 2010).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by the lower court setence. The subsidiary made judicial deposits of the amounts in discussion, as well as provisioned the corresponding contingency in the amount of R$ 1,053 as of September 30, 2011 (R$ 982 as of December 31, 2010); the subsidiary Oxiteno S.A. awaits judgment of an extraordinary appeal against the judgment which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 70,860 as of September 30, 2011 (R$ 57,302 as of December 31, 2010); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits in the Federal Regional Courts.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,992, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued is R$ 20,205 as of September 30, 2011 (R$ 19,216 as of December 31, 2010).

The subsidiary Oxiteno S.A. has a provision of R$ 13,852 as of September 30, 2011 related to an official notification issued on the grounds of supposed undue credits of ICMS taken on invoices related to the symbolic return of materials sent to subsidiary Oxiteno Nordeste for industrialization.

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 8,304; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 11,354; (c) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 5,131; (d) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 15,630.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial information, relate to ICMS and related mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC (current National Oil Agency), R$ 91,917, (b) undue credit, relating to recognized ICMS tax credits in the subsidiary tax books, regarding which the Tax Authorities understand that there was no proof of their origin, R$ 18,169 (c) assessments for alleged lack of tax payment, R$ 23,833; (d) records of notices issued in Ourinhos/SP for the operations to return the loan of ethanol made with tax deferral, R$ 26,933, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 14,318, (f) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 22,077, (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 19,480 (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 21,051 and (i) assessments arising from ICMS credits relative to the inputs of AEHC, in alledged disagreement with the law, from certain States that had granted tax benefits to producers of alcohol, R$ 24,331.

The subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of September 30, 2011, is R$ 66,053 (R$ 60,053 as of December 31, 2010). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 31,065 as taxes payable.

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies sited on the Petrochemical Hub of Camaçari are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for a salary adjustment in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. Individual claims were denied. The collective dispute is currently awaiting trial by the STF. From the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision as of September 30, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz has answered an administrative proceeding before the CADE ( the Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 39 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is essentially remote, and also because it has insurance coverage for the full amount in dispute.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 94,204 as of September 30, 2011 (R$ 91,644 as of December 31, 2010) and also a provision of R$ 25,296 as of September 30, 2011 (R$ 23,259 as of December 31, 2010) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Balances and changes in provisions are as follows:

Provisions	Balance as of 12/31/2010	Additions	Write-offs	Adjustments	Balance as of 09/30/2011

IRPJ and CSLL	194,714	34,770	(221)	13,007	242,270
PIS and COFINS	79,963	9,497	(864)	5,173	93,769
ICMS	104,069	625	(42,088)	7,950	70,556
INSS	15,136	-	(1,029)	1,045	15,152
Civil litigation	91,644	11	(166)	2,715	94,204
Labor litigation	23,259	998	(677)	1,716	25,296
Others	1,346	62	-	102	1,510

Total	510,131	45,963	(45,045)	31,708	542,757

Some of the provisions above involve deposits in court in the amount of R$ 308,642 as of September 30, 2011 (R$ 252,009 as of December 31, 2010).

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law. The respective amounts were recorded as income and social contribution taxes payable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimum movement in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of September 30, 2011, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to September 30, 2011 and September 30, 2010, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment (accumulated until September)				Accumulated demand until September (actual)

	09/30/2011		09/30/2010		09/30/2011	09/30/2010
In tons of ethylene	119,547	(*)	129,318	(*)	120,202	137,509

(*) Adjusted due to operational stoppages carried out by Braskem during the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Participações S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the object of covering several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,307 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of review on interim financial information, and consequently haven’t been reviewed by our independent accountants.

d.           Operating lease contracts

The subsidiaries Cia. Ultragaz, IPP, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	09/30/2011	12/31/2010

Up to 1 year	1,117	752
More than 1 year	1,528	400
	2,645	1,152

The total operating lease recognized as expense for the period was R$ 834 (R$ 498 as of September 30, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

22.	Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of September 30, 2011, the Company and its subsidiaries contributed R$ 10,560 (R$ 9,633  as of September 30, 2010) to Ultraprev, which amount is recorded as expense in the income statement for the period. The total number of employees participating in the plan as of September 30, 2011 was 7,339 active participants and 58 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of September 30, 2011 are R$ 104,501 (R$ 104,501 as of December 31, 2010), of which R$ 12,060 (R$ 11,339 as of December 31, 2010) are recorded as current liabilities and R$ 92,441 (R$ 93,162 as of December 31, 2010) as non-current liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial information in accordance with Resolution CVM 600/2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

23	Gross revenue (Consolidated)

	09/30/2011	09/30/2010

Gross revenue from sale	36,707,587	32,151,502
Gross revenue from services	328,335	329,629
Sales tax	(972,989)	(1,122,433)
Discount and sales return	(154,176)	(131,124)
Other deductions	(5,898)	(1,000)

Net revenue	35,902,859	31,226,574

The other deductions shown in the table above refer to deferred revenues as required by IFRS (see Notes 14.i and 17).

24	Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	09/30/2011	09/30/2010

Raw materials and materials for use and consumption	32,665,920	28,313,886
Freight and storage	547,152	497,619
Depreciation and amortization	425,424	393,001
Personnel expenses	815,777	774,904
Advertising and marketing	106,398	88,548
Services provided by third parties	107,732	88,492
Lease of real estate and equipment	46,442	41,624
Other expenses	134,578	121,896

Total	34,849,423	30,319,970

Classified as:
Cost of products and services sold	33,298,374	28,916,716
Selling and marketing	981,072	860,950
General and administrative	569,977	542,304

Total	34,849,423	30,319,970

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

25	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. On September 30, 2011, the gain was R$ 15,357 (gain of R$ 9,316 as of September 30, 2010), primarily from disposal of property, plant and equipment.

26	Financial income

	Parent		Consolidated
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Financial revenues:
Interest on financial investments	122,355	100,318	212,525	147,782
Interest from customers	-	-	34,396	32,413
Other revenues	-	21	2,192	4,961
	122,355	100,339	249,113	185,156
Financial expenses:
Interest on loans	-	-	(303,827)	(229,441)
Interest on debentures	(108,352)	(96,632)	(110,023)	(96,633)
Interest on finance leases	-	-	(1,511)	(978)
Bank charges, IOF, and other charges	1,757	3,403	(14,718)	(18,266)
Monetary and exchange rate changes	-	-	(22,693)	(5,944)
Provisions updating and other expenses (*)	(149)	(140)	(10,318)	(33,567)
	(106,744)	(93,369)	(463,090)	(384,829)

Financial income/(expenses)	15,611	6,970	(213,977)	(199,673)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ participation in the  amnesty established by Law 11941/09 (see Note 21.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

27	Earnings per share

The table below presents a conciliation of numerators and denominators used in the computing earnings per share. Earnings per share of 2010, consider the stock split occured in 2011. As mentioned in Note 8.c), the Company has a share compensation plan.

Parent company

Basic earnings per share	09/30/2011	09/30/2010

Net income of the Company	628,658	518,178
Weighted average shares outstanding (in thousands)	533,989	533,989
Basic earnings per share – whole R$	1.18	0.97
Diluted earnings per share	09/30/2011	09/30/2010

Net income of the Company	628,658	518,178
Weighted average shares outstanding (in thousands)	536.063	535.802
Diluted earnings per share – whole R$	1.17	0.97

Consolidated

Basic earnings per share	09/30/2011	09/30/2010

Net income attributable to shareholders of the Company	628,658	520,601
Weighted average shares outstanding (in thousands)	533.989	533,989
Basic earnings per share – whole R$	1.18	0.97

Diluted earnings per share	09/30/2011	09/30/2010

Net income attributable to shareholders of the Company	628.658	520.601
Weighted average shares outstanding (in thousands)	536,063	535,802
Diluted earnings per share – whole R$	1.17	0.97

Weighted average shares outstanding (in thousands)	09/30/2011	09/30/2010

Weighted average shares outstanding for basic per share:	533,989	533,989
Dilution effect
Stock compensation plan	2,074	1,813
Weighted average shares outstanding for diluted per share:	536,063	535,802

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

28	Reconciliation between information under New BRGAAP and IFRS (Parent company)

Net income attributable to shareholders of the Company	09/30/2010

Net income under New BRGAAP	518,178
IFRS adoption effects:
Amortization and write-off of deferred charges (see Note 2)	3,671
Social contribution and income taxes	(1,248)
Total	2,423

Net income under IFRS	520,601

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

29	Subsequent event

On October 20, 2011, the subsidiary Cia. Ultragaz acquired the business of LPG distribution of Repsol in Brazil. The acquisition value totaled R$ 50 million, included in this amount R$ 2 million related to the net cash of the acquired company. The fair value of net assets acquired is being determined. For more information, see Market Announcements of October 20, 2011.

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2011

(1) Key Indicators - Consolidated:

(R$ million)	3Q11	3Q10	2Q11	Variation 3Q11 X 3Q10	Variation 3Q11 x 2Q11	9M11	9M10	Variation 9M11 X 9M10
Net sales and services	12,909.3	10,910.6	12,187.5	18%	6%	35,902.9	31,226.6	15%
Cost of sales and services	(11,982.7)	(10,105.4)	(11,335.3)	19%	6%	(33,298.4)	(28,916.7)	15%
Gross Profit	926.6	805.2	852.2	15%	9%	2,604.5	2,309.9	13%
Selling, general and administrative expenses	(543.8)	(474.4)	(504.2)	15%	8%	(1,551.0)	(1,403.3)	11%
Other operating income, net	5.7	2.7	12.5	113%	-54%	26.8	11.8	127%
Income from sale of assets	9.3	11.1	3.4	-16%	176%	15.4	9.3	65%
Operating income	397.8	344.6	363.9	15%	9%	1,095.6	927.7	18%
Financial result	(77.5)	(60.7)	(70.1)	28%	10%	(214.0)	(199.7)	7%
Equity in earnings (losses) of affiliates	0.2	(0.0)	(0.2)	n/a	n/a	0.1	(0.2)	n/a
Income before income and social contribution taxes	320.5	283.9	293.6	13%	9%	881.8	727.9	21%
Income and social contribution taxes	(99.7)	(87.8)	(85.4)	14%	17%	(266.6)	(232.1)	15%
Benefit of tax holidays	4.0	8.8	6.5	-55%	-39%	18.4	24.4	-25%
Net income	224.7	204.9	214.7	10%	5%	633.6	520.2	22%
Net income attributable to Ultrapar	223.1	203.4	212.6	10%	5%	628.7	520.6	21%
Net income attributable to non-controlling shareholders of subsidiaries	1.6	1.5	2.1	9%	-22%	4.9	(0.4)	n/a
EBITDA	535.7	465.3	502.9	15%	7%	1,505.7	1,311.4	15%

Volume – LPG sales – thousand tons	438.3	427.4	416.7	3%	5%	1,236.4	1,205.0	3%
Volume – Fuels sales – thousand of cubic meters	5,777.4	5,244.8	5,396.0	10%	7%	16,071.7	14,826.0	8%
Volume – Chemicals sales – thousand tons	172.0	174.8	152.7	-2%	13%	481.0	514.1	-6%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of consolidated financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010 and for the quarters ended March 31st, June 30th and September 30th, 2011 were prepared in compliance with the IFRS, which differ in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 financial statements in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 to the financial statements for the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition was R$ 73 million, with an initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 26 million in January 2011 and R$ 1 million in July 2011 in connection with the final working capital adjustment. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

(2) Performance Analysis:

Net sales and services: Ultrapar’s consolidated net sales and services amounted to R$ 12,909 million in 3Q11, up 18% over 3Q10, as a result of the sales growth in all businesses. Compared with 2Q11, Ultrapar’s net sales and services increased by 6%, mainly as a result of seasonality between periods. In 9M11, Ultrapar’s net sales and services amounted to R$ 35,903 million, up 15% over 9M10.

Ultragaz: In 3Q11, Ultragaz’s sales volume reached 438 thousand tons, up 2.6% over 3Q10, driven by a 4.0% growth in the bulk segment, resulting from the economic growth and investments made to capture new clients. Compared with 2Q11, sales volume grew by 5.2%, mainly as a result of seasonality between periods. In 9M11, Ultragaz’s sales volume totals 1,236 thousand tons, up 2.6% over 9M10. Ultragaz’s net sales and services amounted to R$ 998 million in 3Q11, up 2.4% over 3Q10, in line with the variation in volumes sold in the period. Compared with 2Q11, net sales and services increased by 5.6%, as a result of the seasonally higher volume. In 9M11, Ultragaz’s net sales and services amounted to R$ 2,810 million, up 2.6% over 9M10.

Ipiranga: Ipiranga’s sales volume totaled 5,777 thousand cubic meters in 3Q11, up 10% over 3Q10. In 3Q11, sales volume of fuels for light vehicles grew by 6% as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Excluding the effects of the increased share of gasoline in the sales mix, sales volume of fuels for light vehicles would have grown by 10% compared with 3Q10. The diesel volume grew by 14% over 3Q10 as a result of the investments made to capture new clients and the growth of the Brazilian economy. Compared with 2Q11, total sales volume increased by 7%, mainly as a result of seasonality between periods in diesel sales. In 9M11, Ipiranga accumulates sales volume of 16,072 thousand cubic meters, up 8% over 9M10. Ipiranga’s net sales and services totaled R$ 11,218 million in 3Q11, up 20% over 3Q10, mainly due to the higher sales volume, the increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix, as a consequence of the lower availability of ethanol in 2011. Compared with 2Q11, Ipiranga’s net sales and services increased by 6%, mainly as a result of the seasonally higher volume. In 9M11, Ipiranga’s net sales and services amounted to R$ 31,153 million, up 17% over 9M10.

Oxiteno: Oxiteno’s sales volume totaled 172 thousand tons, down 2% from 3Q10. In the domestic market, sales volume grew by 7% (8 thousand tons), as a consequence of higher sales of glycols. Sales of specialty chemicals in the domestic market decreased by 4%, which is lower than the 9% decrease between second quarters, as a result of the reduced effect of inventory adjustments to the Brazilian economic slowdown by Oxiteno’s clients. In the international market, sales volume decreased by 22% (11 thousand tons), mainly as a result of the slowdown of global economy. Compared with 2Q11, sales volume increased by 13% (19 thousand tons), mainly as a consequence of seasonality between quarters. Oxiteno’s sales volume in 9M11 totals 481 thousand tons, down 6% from 9M10. Oxiteno’s net sales and services totaled R$ 624 million in 3Q11, up 16% over 3Q10, mainly as a consequence of the recovery in the average dollar prices during the last 12 months, despite the 6% stronger Real. Compared with 2Q11, net sales and services increased by 9%, mainly as a result of higher sales volume. In 9M11, accumulated net sales and services totaled R$ 1,747 million, up 12% over 9M10.

Ultracargo: In 3Q11, Ultracargo’s average storage remained stable compared with 3Q10, with an increase in effective storage in the Suape terminal, on the back of the start up of the expanded terminal in 3Q11, offset by a reduction of operations in the Santos terminal, as a result of lower imports of oil derivatives. Compared with 2Q11, average storage decreased by 2%. In 9M11, Ultracargo accumulates a 3% increase in the average storage of its terminals. Ultracargo’s net sales and services totaled R$ 68 million in 3Q11, up 5% over 3Q10, due to contractual tariff adjustments. Compared with 2Q11, net sales and services remained stable. In 9M11, Ultracargo’s net sales and services totaled R$ 198 million, down 15% from 9M10, as a consequence of the sale of in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Cost of Goods Sold: Ultrapar’s cost of goods sold totaled R$ 11,983 million in 3Q11, up 19% over 3Q10, with increases in all the businesses. Compared with 2Q11, Ultrapar’s cost of goods sold increased by 6% as a result of seasonality between periods. In 9M11, Ultrapar’s cost of goods sold amounted to R$ 33,298 million, up 15% over 9M10.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 850 million in 3Q11, up 5.2% over 3Q10, mainly as a result of higher sales volume, the effects of inflation on costs and increased costs with the renewal of LPG bottles. Compared with 2Q11, the cost of goods sold increased by 6.0%, mainly as a result of the seasonally higher volume. In 9M11, Ultragaz’s cost of goods sold totaled R$ 2,388 million, up 4.1% over 9M10.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 10,555 million in 3Q11, up 19% over 3Q10, due to the higher sales volume, the increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix, as a consequence of the lower availability of ethanol in 2011. Compared with 2Q11, Ipiranga’s cost of goods sold increased by 5%, mainly as a result of the seasonally higher volume. In both comparisons, the increase in the cost of goods sold was partially offset by the non-recurring PIS/Cofins tax credit in 3Q11. In 9M11, Ipiranga’s cost of goods sold totaled R$ 29,429 million, up 16% over 9M10.

Oxiteno: Oxiteno’s cost of goods sold totaled R$ 551 million in 3Q11, up 33% and up 25% over 3Q10 and 2Q11, respectively. Oxiteno’s cost of goods sold in 3Q11 was influenced by (i) historical costs of goods sold higher than current replacement costs, with an estimated effect of R$ 21 million, and (ii) non-recurring costs related to the plant stoppage in Camaçari, at an amount of R$ 11 million. In addition to those two effects, Oxiteno’s higher cost of goods sold over 3Q10 results mainly from the increase in variable unit costs in dollars, partially offset by the 6% stronger Real. Compared with 2Q11, the increase in the cost of goods sold is mainly a result of the seasonally higher volume. In 9M11, Oxiteno’s cost of goods sold totaled R$ 1,412 million, up 14% over 9M10.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 29 million in 3Q11, up 3% over 3Q10, mainly as a result of the effects of inflation. Compared with 2Q11, the cost of services provided remained stable. In 9M11, Ultracargo’s cost of services provided totaled R$ 84 million, down 25% from 9M10, due to the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Gross profit: The gross profit of Ultrapar amounted to R$ 927 million in 3Q11, up 15% from 3Q10 as a consequence of the growth in the gross profit of Ipiranga and Ultracargo. Compared with 2Q11, Ultrapar's gross profit increased by 9%. In 9M11, Ultrapar’s gross profit totalled R$ 2,604 million, a 13% increase compared with 9M10.

Sales, General and Administrative Expenses: Ultrapar’s sales, general and administrative expenses reached R$ 544 million in 3Q11, up 15% over 3Q10. Compared with 2Q11, Ultrapar’s sales, general and administrative expenses increased by 8%. In 9M11, Ultrapar’s sales, general and administrative expenses totaled R$ 1,551 million, up 11% over 9M10.

Ultragaz: Ultragaz’s sales, general and administrative expenses totaled R$ 98 million in 3Q11, up 3.7% over 3Q10, due to the higher sales volume, marketing and sales campaigns, and the effects of inflation on personnel and freight expenses, partially offset by a higher variable compensation in 3Q10. Compared with 2Q11, Ultragaz’s sales, general and administrative expenses grew by 5.7%, as a result of the same items above mentioned. In 9M11, Ultrapar’s sales, general and administrative expenses totaled R$ 277 million, stable in relation to 9M10.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 356 million in 3Q11, up 20% over 3Q10, mainly due to (i) the higher volume sold, (ii) the effects of inflation on expenses, and (iii) higher expenses with advertising and marketing, expansion projects and variable compensation, in line with the earnings progression. Compared with 2Q11, Ipiranga’s sales, general and administrative expenses increased by 12%, due to the higher volume sold and the higher concentration of advertising, marketing and variable compensation expenses in 3Q11. In 9M11, Ipiranga’s sales, general and administrative expenses totaled R$ 995 million, up 15% over 9M10.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 73 million in 3Q11, up 1% over 3Q10, having the effects of inflation on expenses been offset by a higher variable compensation. Compared with 2Q11, Oxiteno’s sales, general and administrative expenses decreased by 6%, as a result of a lower share of exports in the sales mix and a lower variable compensation during 3Q11. In 9M11, sales, general and administrative expenses totaled R$ 230 million, up 9% over 9M10.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 16 million in 3Q11, down 4% and down 3% from 3Q10 and 2Q11, respectively, mainly due to a higher variable compensation in those quarters. Sales, general and administrative expenses totaled R$ 48 million in 9M11, down 18% from 9M10, as a consequence of the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 3Q11 amounted to R$ 147 million, up 12% and 3% over 3Q10 and 2Q11, respectively, as a result of the higher investments made. In 9M11, Ultrapar’s depreciation costs and expenses totaled R$ 425 million, up 8% over 9M10.

Operating income: Ultrapar’s operating income amounted to R$ 398 million in 3Q11, up 15% from 3Q10, as a consequence of the increase seen in the operating income of Ipiranga and Ultracargo. Compared with 2Q11,

Ultrapar’s operating income was up by 9%. In 9M11, Ultrapar’s operating income totalled R$ 1,906 million, a 18% increase compared with 9M10.

Financial result: Ultrapar reported R$ 77 million of net financial expense in 3Q11, up R$ 17 million and R$ 7 million over the net financial expense in 3Q10 and 2Q11, respectively, mainly due to an increase in the CDI (Brazilian interbank interest rate) and a higher net debt, mainly as a consequence of the payment of dividends in August. At the end of 3Q11, net debt totaled R$ 2,972 million, corresponding to 1.5 times the EBITDA for the last 12 months, compared with a ratio of 1.4 times in 3Q10 and 2Q11. In 9M11, Ultrapar’s reported net financial expense totaled R$ 214 million, up R$ 14 million over 9M10.

Income and Social Contribution Taxes / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 96 million in 3Q11, compared with an expense of R$ 79 million in 3Q10. Compared with 2Q11, income tax and social contribution expenses, net of benefit of tax holidays was up 21%. In 9M11, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 248 million, 20% up from 9M10.

Net Earnings: Ultrapar’s consolidated net earnings in 3Q11 amounted to R$ 225 million, up 10% and 5% over 3Q10 and 2Q11, respectively, mainly due to the higher EBITDA. In 9M11, Ultrapar’s reported net earnings totaled R$ 634 million, up 22% over 9M10.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 536 million in 3Q11, up 15% over 3Q10, due to the EBITDA growth in Ipiranga and Ultracargo. Compared with 2Q11, the growth was 7%. In 9M11, Ultrapar’s EBITDA amounted to R$ 1,506 million, up 15% over 9M10.

Ultragaz: Ultragaz’s EBITDA reached R$ 79 million in 3Q11, down 18% from 3Q10, mainly due to the effects of inflation on costs and expenses and to a concentration of marketing and sales campaigns expenses. Compared with 2Q11, Ultragaz’s EBITDA remained stable. In 9M11, Ultragaz’s EBITDA totaled R$ 231 million, down 8% from 9M10.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 394 million in 3Q11, up 54% over 3Q10, amount that included the non-recurring effect of R$ 60 million related to PIS/Cofins tax credits. Excluding this non-recurring effect, Ipiranga’s EBITDA would have amounted to R$ 334 million in 3Q11, up 30% over 3Q10, mainly as a result of the higher sales volume and an improved sales mix. The EBITDA margin, excluding the non-recurring effect, was R$ 58/m3, higher than the R$ 49/m3 EBITDA margin in 3Q10 and the R$ 57/m3 EBITDA margin in 2Q11. In 9M11, Ipiranga’s EBITDA reached R$ 988 million, up 31% over 9M10.

Oxiteno: Oxiteno’s EBITDA totaled R$ 27 million in 3Q11, down 66% from 3Q10, mainly as a result of (i) the effect of the difference between historical and replacement costs in 3Q11, estimated at R$ 21 million, (ii) non-recurring costs resulting from the plant stoppage in Camaçari, in the amount of R$ 11 million, and (iii) the 6% stronger Real. Compared with 2Q11, Oxiteno’s EBITDA decreased by 67%. Excluding the non-recurring effects of the inventories and stoppage, EBITDA margin would have totaled US$ 208/ton in 3Q11. In 9M11, Oxiteno’s EBITDA totaled R$ 182 million, down 3% from 9M10.

Ultracargo: Ultracargo’s EBITDA totaled R$ 30 million in 3Q11, up 9% over 3Q10, mainly as a result of the growth in the storage in the expanded terminal of Suape and contractual tariff adjustments. Compared with 2Q11, Ultracargo’s EBITDA remained basically stable. Ultracargo’s EBITDA totaled R$ 89 million in 9M11, up 3% from 9M10, having the growth in the storage business been partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

EBITDA

R$ million	3Q11	3Q10	2Q11	Variation 3Q11 X 3Q10	Variation 3Q11 x 2Q11	9M11	9M10	Variation 9M11 x 9M10
Ultrapar	535.7	465.3	502.9	15%	7%	1,505.7	1,311.4	15%
Ultragaz	79.2	96.6	79.0	-18%	0%	230.8	250.8	-8%
Ipiranga	393.7	256.0	308.2	54%	28%	988.4	752.0	31%
Oxiteno	26.8	78.5	80.2	-66%	-67%	181.5	187.3	-3%
Ultracargo	30.1	27.7	30.6	9%	-1%	89.1	86.5	3%

The purpose of including EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. The EBITDA presented above was calculated based on the income before financial result, including depreciation and amortization and excluding income from sale of assets. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income from sale of assets, net financial income (expense), income tax, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of income on disposal of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these nine months of 2011 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 2

São Paulo, November 9th, 2011 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2011.

Results conference call

Brazilian conference call / APIMEC
November 11th, 2011
9:30 a.m. (US EST)
Tivoli Hotel, São Paulo – Mofarrej
(Jardins room)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
November 11th, 2011
12:00 p.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: 1 877 317 6776
Participants International: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 29.50/share (09/30/11)
UGP = US$ 15.83/ADR (09/30/11)

We present one more quarter of consistent earnings progression, reaching record levels of results, despite a less favorable macroeconomic environment. In 9M11, EBITDA and net earnings grew by 15% and 22%, respectively.

➢ COMPLETION OF THE IMPLEMENTATION OF THE NEW CORPORATE GOVERNANCE STRUCTURE, THROUGH THE LISTING IN BM&FBOVESPA’S NOVO MERCADO SEGMENT IN AUGUST.

➢ ULTRAGAZ ACQUIRES THE LPG DISTRIBUTION BUSINESS OF REPSOL GÁS BRASIL, STRENGTHENING ITS POSITION IN THE BULK SEGMENT.

“With the consistent planning and execution of our strategy as well as our focus on value creation, we report the twenty-first consecutive quarter of Ultrapar’s EBITDA growth, despite a less favorable macroeconomic environment. We have also acquired the LPG business of Repsol Gás Brasil, aiming to strengthen Ultragaz’s position in the bulk segment, in which it was a pioneer and has a relevant position. In addition, we completed  in August the implementation of Ultrapar’s new corporate governance structure, having our shares started trading on the Novo Mercado and our new bylaws become effective. This new structure enables a higher investment and growth capacity, which, together with the financial soundness and the resilient nature of its businesses, shall keep Ultrapar in a privileged position to continue its path of growth and value creation.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of consolidated financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010 and for the quarters ended March 31st, June 30th and September 30th, 2011 were prepared in compliance with the IFRS, which differ in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 financial statements in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 to the financial statements for the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition was R$ 73 million, with an initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 26 million in January 2011 and R$ 1 million in July 2011 in connection with the final working capital adjustment. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Summary of the 3rd quarter of 2011

Ultrapar – Consolidated data	3Q11	3Q10	2Q11	Δ (%) 3Q11v3Q10	Δ (%) 3Q11v2Q11	9M11	9M10	Δ (%) 9M11v9M10
Net sales and services	12,909	10,911	12,187	18%	6%	35,903	31,227	15%
Gross profit	927	805	852	15%	9%	2,604	2,310	13%
Operating profit	398	345	364	15%	9%	1,096	928	18%
EBITDA	536	465	503	15%	7%	1,506	1,311	15%
Net earnings¹	225	205	215	10%	5%	634	520	22%
Earnings attributable to Ultrapar per share²	0.42	0.38	0.40	10%	5%	1.18	0.97	22%
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	3Q11	3Q10	2Q11	Δ (%) 3Q11v3Q10	Δ (%) 3Q11v2Q11	9M11	9M10	Δ (%) 9M11v9M10
Total volume (000 tons)	438	427	417	3%	5%	1,236	1,205	3%
Bottled	301	295	289	2%	4%	850	835	2%
Bulk	137	132	128	4%	8%	387	370	4%

Ipiranga – Operational data	3Q11	3Q10	2Q11	Δ (%) 3Q11v3Q10	Δ (%) 3Q11v2Q11	9M11	9M10	Δ (%) 9M11v9M10
Total volume (000 m³)	5,777	5,245	5,396	10%	7%	16,072	14,826	8%
Diesel	3,339	2,924	3,041	14%	10%	8,967	8,186	10%
Gasoline, ethanol and NGV	2,324	2,200	2,243	6%	4%	6,777	6,291	8%
Other3	115	121	112	(5%)	3%	328	349	(6%)
3 Fuel oils, kerosene, lubricants and greases.

> 2

Oxiteno – Operational data	3Q11	3Q10	2Q11	Δ (%) 3Q11v3Q10	Δ (%) 3Q11v2Q11	9M11	9M10	Δ (%) 9M11v9M10
Total volume (000 tons)	172	175	153	(2%)	13%	481	514	(6%)
Product mix
Specialty chemicals	152	164	146	(7%)	4%	448	476	(6%)
Glycols	20	11	7	87%	204%	33	38	(13%)
Geographical mix
Sales in Brazil	131	123	106	7%	24%	345	366	(6%)
Sales outside Brazil	41	52	47	(22%)	(13%)	136	148	(8%)

Ultracargo – Operational data	3Q11	3Q10	2Q11	Δ (%) 3Q11v3Q10	Δ (%) 3Q11v2Q11	9M11	9M10	Δ (%) 9M11v9M10
Effective storage4 (000 m3)	590	587	605	0%	(2%)	577	560	3%
4 Monthly average

Macroeconomic indicators	3Q11	3Q10	2Q11	Δ (%) 3Q11v3Q10	Δ (%) 3Q11v2Q11	9M11	9M10	Δ (%) 9M11v9M10
Average exchange rate (R$/US$)	1.64	1.75	1.60	(6%)	3%	1.63	1.78	(8%)
Brazilian interbank interest rate (CDI)	3.0%	2.6%	2.8%			8.7%	7.0%
Inflation in the period (IPCA)	1.1%	0.5%	1.4%			5.0%	3.6%

Highlights

➢
Completion of the implementation of Ultrapar’s new governance structure – On August 17th, 2011, each preferred share issued by Ultrapar was converted into one common voting share. Ultrapar’s shares started to be traded on the Novo Mercado segment of BM&FBOVESPA under ticker symbol UGPA3. Simultaneously, ADRs represented by preferred shares started to be represented by Ultrapar’s common shares and to be traded on the New York Stock Exchange under this new format. Additionally, on the same date, Ultrapar’s new amended bylaws approved by the Extraordinary Shareholders’ Meeting held on June 28th, 2011 became effective.

The material amendments to the bylaws are (i) mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, at a price equal to the highest value paid by the acquirer in the preceding six months, (ii) minimum of 30% of independent members of the Board of Directors, and (iii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. There is no limitation on voting rights, special treatment to current shareholders, tender offers for a price above that of the acquisition of shares or any other poison pill provisions in Ultrapar’s bylaws, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated.

➢
Acquisition of Repsol’s LPG distribution business in Brazil– On October 20th, 2011, Ultrapar acquired, through Ultragaz, Repsol’s LPG distribution business in Brazil. The acquisition value totaled R$ 50 million. This amount includes R$ 2 million related to the net cash of the acquired company. Repsol Gás Brasil solely distributes bulk LPG and has 1% market share in the Brazilian bulk LPG market. The volume sold by Repsol Gás Brasil amounted to 22 thousand tons in the last 12 months. The acquisition of Repsol Gás Brasil strengthens Ultragaz’s bulk LPG business, a segment in which it was a pioneer and has a relevant position, allowing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progression is correlated to the GDP performance. The results of the acquired business started to be consolidated by Ultrapar on October 20th, 2011.

> 3

➢
Start up of operations of Oxiteno’s ethylene oxide plant in Camaçari and Ultracargo’s expanded terminal in Suape – In August, the expansion of the ethylene oxide plant in Camaçari was completed, increasing the current capacity by 90 thousand tons/year. This expansion concludes an important investment cycle in the expansion of Oxiteno. In September 2011, Ultracargo's expanded terminal in Suape started operations, increasing the storage capacity of chemicals by 26 thousand m3. This project is part of Ultracargo’s expansion plan, which also includes expansions of the Santos and Aratu terminals, resulting in a 15% increase in Ultracargo’s storage capacity compared with that in the end of 2010.

Executive summary of the results

During the third quarter of 2011, the Brazilian economy maintained its growth trend at a slower pace, particularly in industrial activity, evidenced by the 2.6% growth in the first half of 2011 compared with the first half of 2010. The retail sector, on its turn, accumulated a 6% growth by August 2011 compared with the same period in 2010, driven by domestic demand, which contributed to a higher inflation level. Specifically in relation to the automotive sector, the number of vehicles licensed in 9M11 grew by 7% compared with 9M10. In the international scenario, economic instability resulted in a strong 19% depreciation of the Real against the dollar during 3Q11, ending the period at R$1.85/US$. The worsening of the outlook for the global economy contributed to the Central Bank’s decision to decrease the interest rate (SELIC) to 11.5% in the last two meetings of the COPOM (Monetary Policy Committee), interrupting a cycle of successive increases.

In 3Q11, Ultragaz’s sales volume grew by 3% compared with 3Q10, driven by a 4% growth in the bulk segment. Ultragaz's EBITDA reached R$ 79 million in the quarter, down 18% from 3Q10, mainly due to the effects of inflation on costs and expenses and a concentration of expenses in marketing and sales campaigns.

At Ipiranga, the continued expansion of the light vehicle fleet and the growth of the Brazilian economy, combined with the investments for network expansion, resulted in a 10% increase in the fuel sales volume over 3Q10. Ipiranga’s EBITDA in 3Q11 amounted to R$ 394 million, including the non-recurring effect of R$ 60 million relating to PIS/Cofins tax credits. Excluding the non-recurring effect, Ipiranga’s EBITDA in 3Q11 would have amounted to R$ 334 million, up 30% over 3Q10, resulting in a unit EBITDA margin of R$ 58/m3, higher than the R$ 49/m3 EBITDA margin for 3Q10.

Oxiteno’s sales volume totaled 172 thousand tons, down 2% from 3Q10, with a 7% increase in the Brazilian market and a 22% decrease in the international market, mainly as a result of the effects of the global economic slowdown on exports. Oxiteno’s EBITDA totaled R$ 27 million in 3Q11, down 66% from 3Q10, mainly as a result of (i) historical costs of goods sold higher than current replacement costs, (ii) non-recurring costs resulting from the stoppage in Camaçari, in the amount of R$ 11 million, and (iii) a 6% stronger Real. Oxiteno estimates that the effect of the difference between historical and replacement costs was R$ 21 million in this quarter.

In 3Q11, Ultracargo’s average storage remained stable compared with 3Q10, with an increase in effective storage in the Suape terminal, on the back of the start up of the expanded terminal in 3Q11, offset by a reduction of operations in the Santos terminal, as a result of reduced imports of oil derivatives. Ultracargo’s EBITDA totaled R$ 30 million in 3Q11, up 9% over 3Q10, mainly as a result of the start up of the expanded terminal in Suape .

Ultrapar’s consolidated EBITDA totaled R$ 536 million in 3Q11, up 15% over 3Q10, due to the EBITDA growth in Ipiranga and Ultracargo. Net earnings for 3Q11 reached R$ 225 million, up 10% over 3Q10, mainly as a result of the EBITDA growth.

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Operational performance

Ultragaz – In 3Q11, Ultragaz’s sales volume reached 438 thousand tons, up 2.6% over 3Q10, driven by a 4.0% growth in the bulk segment, resulting from the economic growth and investments made to capture new clients. Compared with 2Q11, sales volume grew by 5.2%, mainly as a result of seasonality between periods. In 9M11, Ultragaz’s sales volume totals 1,236 thousand tons, up 2.6% over 9M10.

Ipiranga – Ipiranga’s sales volume totaled 5,777 thousand cubic meters in 3Q11, up 10% over 3Q10. In 3Q11, sales volume of fuels for light vehicles grew by 6% as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Excluding the effects of the increased share of gasoline in the sales mix, sales volume of fuels for light vehicles would have grown by 10% compared with 3Q10. The diesel volume grew by 14% over 3Q10 as a result of the investments made to capture new clients and the growth of the Brazilian economy. Compared with 2Q11, total sales volume increased by 7%, mainly as a result of seasonality between periods in diesel sales. In 9M11, Ipiranga accumulates sales volume of 16,072 thousand cubic meters, up 8% over 9M10.

Oxiteno – Oxiteno’s sales volume totaled 172 thousand tons, down 2% from 3Q10. In the domestic market, sales volume grew by 7% (8 thousand tons), as a consequence of higher sales of glycols. Sales of specialty chemicals in the domestic market decreased by 4%, which is lower than the 9% decrease between second quarters, as a result of the reduced effect of inventory adjustments to the Brazilian economic slowdown by Oxiteno’s clients. In the international market, sales volume decreased by 22% (11 thousand tons), mainly as a result of the slowdown of global economy. Compared with 2Q11, sales volume increased by 13% (19 thousand tons), mainly as a consequence of seasonality between quarters. Oxiteno’s sales volume in 9M11 totals 481 thousand tons, down 6% from 9M10.

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Ultracargo – In 3Q11, Ultracargo’s average storage remained stable compared with 3Q10, with an increase in effective storage in the Suape terminal, on the back of the start up of the expanded terminal in 3Q11, offset by a reduction of operations in the Santos terminal, as a result of lower imports of oil derivatives. Compared with 2Q11, average storage decreased by 2%. In 9M11, Ultracargo accumulates a 3% increase in the average storage of its terminals.

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 12,909 million in 3Q11, up 18% over 3Q10, as a result of the sales growth in all businesses. Compared with 2Q11, Ultrapar’s net sales and services increased by 6%, mainly as a result of seasonality between periods. In 9M11, Ultrapar’s net sales and services amounted to R$ 35,903 million, up 15% over 9M10.

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Ultragaz – Ultragaz’s net sales and services amounted to R$ 998 million in 3Q11, up 2.4% over 3Q10, in line with the variation in volumes sold in the period. Compared with 2Q11, net sales and services increased by 5.6%, as a result of the seasonally higher volume. In 9M11, Ultragaz’s net sales and services amounted to R$ 2,810 million, up 2.6% over 9M10.

Ipiranga – Ipiranga’s net sales and services totaled R$ 11,218 million in 3Q11, up 20% over 3Q10, mainly due to the higher sales volume, the increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix, as a consequence of the lower availability of ethanol in 2011. Compared with 2Q11, Ipiranga’s net sales and services increased by 6%, mainly as a result of the seasonally higher volume. In 9M11, Ipiranga’s net sales and services amounted to R$ 31,153 million, up 17% over 9M10.

Oxiteno – Oxiteno’s net sales and services totaled R$ 624 million in 3Q11, up 16% over 3Q10, mainly as a consequence of the recovery in the average dollar prices during the last 12 months, despite the 6% stronger Real. Compared with 2Q11, net sales and services increased by 9%, mainly as a result of higher sales volume. In 9M11, accumulated net sales and services totaled R$ 1,747 million, up 12% over 9M10.

Ultracargo – Ultracargo’s net sales and services totaled R$ 68 million in 3Q11, up 5% over 3Q10, due to contractual tariff adjustments. Compared with 2Q11, net sales and services remained stable. In 9M11, Ultracargo’s net sales and services totaled R$ 198 million, down 15% from 9M10, as a consequence of the sale of in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Cost of goods sold – Ultrapar’s cost of goods sold totaled R$ 11,983 million in 3Q11, up 19% over 3Q10, with increases in all the businesses. Compared with 2Q11, Ultrapar’s cost of goods sold increased by 6% as a result of seasonality between periods. In 9M11, Ultrapar’s cost of goods sold amounted to R$ 33,298 million, up 15% over 9M10.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 850 million in 3Q11, up 5.2% over 3Q10, mainly as a result of higher sales volume, the effects of inflation on costs and increased costs with the renewal of LPG bottles. Compared with 2Q11, the cost of goods sold increased by 6.0%, mainly as a result of the seasonally higher volume. In 9M11, Ultragaz’s cost of goods sold totaled R$ 2,388 million, up 4.1% over 9M10.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 10,555 million in 3Q11, up 19% over 3Q10, due to the higher sales volume, the increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix, as a consequence of the lower availability of ethanol in 2011. Compared with 2Q11, Ipiranga’s cost of goods sold increased by 5%, mainly as a result of the seasonally higher volume. In both comparisons, the increase in the cost of goods sold was partially offset by the non-recurring PIS/Cofins tax credit in 3Q11. In 9M11, Ipiranga’s cost of goods sold totaled R$ 29,429 million, up 16% over 9M10.

Oxiteno – Oxiteno’s cost of goods sold totaled R$ 551 million in 3Q11, up 33% and up 25% over 3Q10 and 2Q11, respectively. Oxiteno’s cost of goods sold in 3Q11 was influenced by (i) historical costs of goods sold higher than current replacement costs, with an estimated effect of R$ 21 million, and (ii) non-recurring costs related to the plant stoppage in Camaçari, at an amount of R$ 11 million. In addition to those two effects, Oxiteno’s higher cost of goods sold over 3Q10 results mainly from the increase in variable unit costs in dollars, partially offset by the 6% stronger Real. Compared with

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2Q11, the increase in the cost of goods sold is mainly a result of the seasonally higher volume. In 9M11, Oxiteno’s cost of goods sold totaled R$ 1,412 million, up 14% over 9M10.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 29 million in 3Q11, up 3% over 3Q10, mainly as a result of the effects of inflation. Compared with 2Q11, the cost of services provided remained stable. In 9M11, Ultracargo’s cost of services provided totaled R$ 84 million, down 25% from 9M10, due to the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses reached R$ 544 million in 3Q11, up 15% over 3Q10. Compared with 2Q11, Ultrapar’s sales, general and administrative expenses increased by 8%. In 9M11, Ultrapar’s sales, general and administrative expenses totaled R$ 1,551 million, up 11% over 9M10.

Ultragaz – Ultragaz’s sales, general and administrative expenses totaled R$ 98 million in 3Q11, up 3.7% over 3Q10, due to the higher sales volume, marketing and sales campaigns, and the effects of inflation on personnel and freight expenses, partially offset by a higher variable compensation in 3Q10. Compared with 2Q11, Ultragaz’s sales, general and administrative expenses grew by 5.7%, as a result of the same items above mentioned. In 9M11, Ultrapar’s sales, general and administrative expenses totaled R$ 277 million, stable in relation to 9M10.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 356 million in 3Q11, up 20% over 3Q10, mainly due to (i) the higher volume sold, (ii) the effects of inflation on expenses, and (iii) higher expenses with advertising and marketing, expansion projects and variable compensation, in line with the earnings progression. Compared with 2Q11, Ipiranga’s sales, general and administrative expenses increased by 12%, due to the higher volume sold and the higher concentration of advertising, marketing and variable compensation expenses in 3Q11. In 9M11, Ipiranga’s sales, general and administrative expenses totaled R$ 995 million, up 15% over 9M10.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 73 million in 3Q11, up 1% over 3Q10, having the effects of inflation on expenses been offset by a higher variable compensation. Compared with 2Q11, Oxiteno’s sales, general and administrative expenses decreased by 6%, as a result of a lower share of exports in the sales mix and a lower variable compensation during 3Q11. In 9M11, sales, general and administrative expenses totaled R$ 230 million, up 9% over 9M10.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 16 million in 3Q11, down 4% and down 3% from 3Q10 and 2Q11, respectively, mainly due to a higher variable compensation in those quarters. Sales, general and administrative expenses totaled R$ 48 million in 9M11, down 18% from 9M10, as a consequence of the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 536 million in 3Q11, up 15% over 3Q10, due to the EBITDA growth in Ipiranga and Ultracargo. Compared with 2Q11, the growth was 7%. In 9M11, Ultrapar’s EBITDA amounted to R$ 1,506 million, up 15% over 9M10.

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Ultragaz – Ultragaz’s EBITDA reached R$ 79 million in 3Q11, down 18% from 3Q10, mainly due to the effects of inflation on costs and expenses and to a concentration of marketing and sales campaigns expenses. Compared with 2Q11, Ultragaz’s EBITDA remained stable. In 9M11, Ultragaz’s EBITDA totaled R$ 231 million, down 8% from 9M10.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 394 million in 3Q11, up 54% over 3Q10, amount that included the non-recurring effect of R$ 60 million related to PIS/Cofins tax credits. Excluding this non-recurring effect, Ipiranga’s EBITDA would have amounted to R$ 334 million in 3Q11, up 30% over 3Q10, mainly as a result of the higher sales volume and an improved sales mix. The EBITDA margin, excluding the non-recurring effect, was R$ 58/m3, higher than the R$ 49/m3 EBITDA margin in 3Q10 and the R$ 57/m3 EBITDA margin in 2Q11. In 9M11, Ipiranga’s EBITDA reached R$ 988 million, up 31% over 9M10.

Oxiteno – Oxiteno’s EBITDA totaled R$ 27 million in 3Q11, down 66% from 3Q10, mainly as a result of (i) the effect of the difference between historical and replacement costs in 3Q11, estimated at R$ 21 million, (ii) non-recurring costs resulting from the plant stoppage in Camaçari, in the amount of R$ 11 million, and (iii) the 6% stronger Real. Compared with 2Q11, Oxiteno’s EBITDA decreased by 67%. Excluding the non-recurring effects of the inventories and stoppage, EBITDA margin would have totaled US$ 208/ton in 3Q11. In 9M11, Oxiteno’s EBITDA totaled R$ 182 million, down 3% from 9M10.

Ultracargo – Ultracargo’s EBITDA totaled R$ 30 million in 3Q11, up 9% over 3Q10, mainly as a result of the growth in the storage in the expanded terminal of Suape and contractual tariff adjustments. Compared with 2Q11, Ultracargo’s EBITDA remained basically stable. Ultracargo’s EBITDA totaled R$ 89 million in 9M11, up 3% from 9M10, having the growth in the storage business been partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 3Q11 amounted to R$ 147 million, up 12% and 3% over 3Q10 and 2Q11, respectively, as a result of the higher investments made. In 9M11, Ultrapar’s depreciation costs and expenses totaled R$ 425 million, up 8% over 9M10.

Financial result – Ultrapar reported R$ 77 million of net financial expense in 3Q11, up R$ 17 million and R$ 7 million over the net financial expense in 3Q10 and 2Q11, respectively, mainly due to an increase in the CDI (Brazilian interbank interest rate) and a higher net debt, mainly as a consequence of the payment of dividends in August. At the end of 3Q11, net debt totaled R$ 2,972 million, corresponding to 1.5 times the EBITDA for the last 12 months, compared with a ratio of 1.4 times in 3Q10 and 2Q11. In 9M11, Ultrapar’s reported net financial expense totaled R$ 214 million, up R$ 14 million over 9M10.

Net earnings – Ultrapar’s consolidated net earnings in 3Q11 amounted to R$ 225 million, up 10% and 5% over 3Q10 and 2Q11, respectively, mainly due to the higher EBITDA. In 9M11, Ultrapar’s reported net earnings totaled R$ 634 million, up 22% over 9M10.

Investments – Total investments, net of disposals and repayments, amounted to R$ 233 million in 3Q11, allocated as follows:

•	At Ultragaz, R$ 41 million were invested, directed mainly to new clients in the bulk segment and renewal of LPG bottles.

•
At Ipiranga, R$ 108 million were invested, mainly in the conversion of unbranded service stations, new service stations, and renewal of the distribution network. Of the total amounted invested, R$ 122 million were related to additions to property, plant and equipment and intangible assets and R$ 13 million were related to repayments of financing to clients, net of financing.

•
At Oxiteno, R$ 37 million were invested, mainly concentrated on the project to expand the ethylene oxide production capacity in Camaçari, which started up operations during 3Q11, and on the maintenance of its production facilities.

•	Ultracargo invested R$ 40 million, directed mainly to the expansions of the Santos and Aratu terminals (68 thousand m3).

> 9

R$ million	3Q11	9M11
Additions to fixed assets1
Ultragaz2	41	151
Ipiranga	122	353
Oxiteno	37	83
Ultracargo	40	76
Total – additions to fixed assets	245	680
Financing and bonuses to clients3 – Ipiranga	(13)	(3)
Acquisition (disposal) of equity interest	1	27
Total investments, net of disposals and repayments	233	703
¹ Includes the consolidation of Serma
2 Does not include the R$ 43 million addition to property, plant and equipment and intangible assets related to the lease of bottling facilities, recorded as a operating lease, whose disbursements will occur over the 20-year term of the contract.
3 Financing to clients is included as working capital in the Cash Flow Statement

Ultrapar in the capital markets

Ultrapar’s average trading volume in 3Q11 was R$ 36 million/day, 14% higher than the average of R$ 31 million/day in 3Q10, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 3Q11 quoted at R$ 29.50/share on the BM&FBOVESPA, with an accumulated appreciation of 7% in the quarter and 16% over the last 12  months. In the same periods, the Ibovespa index depreciated by 16% and 25%, respectively. At the NYSE, Ultrapar’s shares depreciated by 13% in 3Q11 and appreciated by 3% over the last 12 months, while the Dow Jones index depreciated by 12% in 3Q11 and appreciated by 1% over the last 12 months. Ultrapar closed 3Q11 with a market value of R$ 16 billion, up 16% over 3Q10.

> 10

Outlook

With the acquisition of the Repsol Gás Brasil’s LPG business and the start up of of Oxiteno’s expanded ethylene oxide plant in Camaçari and Ultracargo’s expanded terminal in Suape, Ultrapar strengthens its businesses to enable continued growth. At the same time, Ipiranga continued with its 2011 investment plan, with a focus on capturing benefits from the market growth and expanding in the North, Northeast and Midwest regions of Brazil, growing its reseller network by 255 service stations in 9M11. These movements derive from the company’s constant search for good investment opportunities, as well as from its planning and execution capability. These new steps, combined with the features of Ultrapar’s businesses – which are partly resilient and partly leveraged on the economic growth – and with its sound financial position, will enable Ultrapar to maintain its path of sustained growth in the next quarters.

In August, Ultrapar also completed the implementation of its new corporate governance structure, as an instrument to strengthen and endure the company and its growth. The new structure is aimed at creating conditions for Ultrapar to repeat in the next decades its performance and value creation since its IPO in 1999, period in which Ultrapar reported EBITDA, net earnings and shareholder return higher than 20% per year.

Forthcoming events

Conference call / Webcast: November 11th, 2011

Ultrapar will be holding a conference call for analysts on November 11th, 2011 to comment on the company's performance in the third quarter of 2011 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:30 a.m. (US EST)
Tivoli Hotel, São Paulo – Mofarrej (Jardins room)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 12:00 p.m. (US EST)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

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Operational and market information

Financial focus	3Q11	3Q10	2Q11	9M11	9M10
EBITDA margin Ultrapar	4.1%	4.3%	4.1%	4.2%	4.2%
Net margin Ultrapar	1.7%	1.9%	1.8%	1.8%	1.7%
Focus on human resources	3Q11	3Q10	2Q11	9M11	9M10
Number of employees – Ultrapar	9,025	8,760	8,991	9,025	8,760
Number of employees – Ultragaz	4,101	4,043	4,091	4,101	4,043
Number of employees – Ipiranga	2,400	2,304	2,385	2,400	2,304
Number of employees – Oxiteno	1,621	1,561	1,612	1,621	1,561
Number of employees – Ultracargo	565	524	568	565	524
Focus on capital markets1	3Q11	3Q10	2Q11	9M11	9M10
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market capitalization2 – R$ million	15,062	12,706	15,058	14,847	11,713
BM&FBOVESPA1	3Q11	3Q10	2Q11	9M11	9M10
Average daily volume (shares)	911,854	1,027,675	906,779	923,981	1,237,215
Average daily volume (R$ 000)	25,060	23,888	25,064	25,104	26,535
Average share price (R$/share)	27.5	23.3	27.6	27.2	21.4
NYSE1	3Q11	3Q10	2Q11	9M11	9M10
Quantity of ADRs3 (000 ADRs)	56,375	52,415	55,487	56,375	52,415
Average daily volume (ADRs)	388,914	321,936	289,999	334,614	332,125
Average daily volume (US$ 000)	6,588	4,362	5,090	5,616	4,094
Average share price (US$/ADR)	16.9	13.6	17.6	16.8	12.3
Total1	3Q11	3Q10	2Q11	9M11	9M10
Average daily volume (shares)	1,300,768	1,349,611	1,196,778	1,258,596	1,569,340
Average daily volume (R$ 000)	35,989	31,500	33,104	34,327	33,767

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Information retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.
2       Calculated based on the weighted average price in the period.
3       1 ADR = 1 preferred share

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ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2011	2010	2011

ASSETS

Cash and financial investments	2,575.4	2,993.7	2,721.5
Trade accounts receivable	1,992.0	1,662.3	1,811.0
Inventories	1,214.0	1,092.4	1,330.9
Taxes	451.0	343.9	368.2
Other	53.3	46.3	62.6
Total Current Assets	6,285.7	6,138.6	6,294.3

Investments	15.5	14.6	15.3
Property, plant and equipment and intangibles	5,627.6	5,142.3	5,518.0
Financial investments	66.7	29.2	7.8
Trade accounts receivable	113.0	68.6	108.4
Deferred income tax	549.1	606.3	554.9
Escrow deposits	448.7	362.4	417.2
Other	157.6	128.1	157.8
Total Non-Current Assets	6,978.3	6,351.5	6,779.5

TOTAL ASSETS	13,264.0	12,490.1	13,073.8

LIABILITIES

Loans, financing and debenturers	1,472.4	882.3	1,388.6
Suppliers	809.5	768.7	787.0
Payroll and related charges	245.3	200.9	211.7
Taxes	201.5	208.7	229.5
Other	116.6	84.4	109.8
Total Current Liabilities	2,845.3	2,145.0	2,726.5

Loans, financing and debenturers	4,142.1	4,538.8	4,038.4
Provision for contingencies	500.0	470.6	517.0
Post-retirement benefits	92.4	90.1	92.4
Other	180.7	144.6	181.5
Total Non-Current Liabilities	4,915.2	5,244.1	4,829.4

TOTAL LIABILITIES	7,760.5	7,389.1	7,555.9

STOCKHOLDERS' EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	1,528.8	1,281.1	1,528.9
Treasury shares	(120.0)	(123.7)	(120.0)
Others	371.0	223.7	386.7
Non-controlling interest	26.9	23.2	25.4
Total shareholders’ equity	5,503.5	5,101.0	5,517.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	13,264.0	12,490.1	13,073.8

Cash and financial investments	2,642.1	3,022.9	2,729.3
Debt	(5,614.4)	(5,421.1)	(5,427.0)
Net cash (debt)	(2,972.4)	(2,398.3)	(2,697.7)

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ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2011	2010	2011	2011	2010

Net sales and services	12,909.3	10,910.6	12,187.5	35,902.9	31,226.6

Cost of sales and services	(11,982.7)	(10,105.4)	(11,335.3)	(33,298.4)	(28,916.7)

Gross profit	926.6	805.2	852.2	2,604.5	2,309.9

Operating expenses
Selling	(356.0)	(294.3)	(314.7)	(981.1)	(860.9)
General and administrative	(187.8)	(180.0)	(189.5)	(570.0)	(542.3)

Other operating income (expenses), net	5.7	2.7	12.5	26.8	11.8
Income from sale of assets	9.3	11.1	3.4	15.4	9.3

Operating income	397.8	344.6	363.9	1,095.6	927.7

Financial results
Financial income	83.8	84.2	79.7	249.1	185.2
Financial expenses	(161.2)	(144.9)	(149.8)	(463.1)	(384.8)
Equity in earnings (losses) of affiliates	0.2	(0.0)	(0.2)	0.1	(0.2)

Income before income and social contribution taxes	320.5	283.9	293.6	881.8	727.9

Provision for income and social contribution taxes
Current	(86.8)	(52.4)	(69.5)	(217.4)	(132.0)
Deferred	(12.9)	(35.5)	(15.9)	(49.2)	(100.1)
Benefit of tax holidays	4.0	8.8	6.5	18.4	24.4

Net Income	224.7	204.9	214.7	633.6	520.2

Net income attributable to:
Shareholders of Ultrapar	223.1	203.4	212.6	628.7	520.6
Non-controlling shareholders of the subsidiaries	1.6	1.5	2.1	4.9	(0.4)

EBITDA	535.7	465.3	502.9	1,505.7	1,311.4
Depreciation and amortization	147.2	131.7	142.3	425.4	393.0
Total investments, net of disposals and repayments	232.7	129.2	256.8	703.3	544.5

RATIOS

Earnings per share - R$	0.42	0.38	0.40	1.18	0.97
Net debt / Stockholders' equity	0.54	0.47	0.49	0.54	0.47
Net debt / LTM EBITDA	1.51	1.39	1.42	1.51	1.39
Net interest expense / EBITDA	0.14	0.13	0.14	0.14	0.15
Gross margin	7.2%	7.4%	7.0%	7.3%	7.4%
Operating margin	3.1%	3.2%	3.0%	3.1%	3.0%
EBITDA margin	4.1%	4.3%	4.1%	4.2%	4.2%

> 14

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - IFRS

	JAN - SEP
	2011	2010

Cash Flows from operating activities	1,036.3	964.0
Net income	633.6	520.2
Depreciation and amortization	425.4	393.0
Working capital	(565.4)	(219.2)
Financial expenses (A)	594.0	300.7
Deferred income and social contribution taxes	49.2	100.1
Income from sale of assets	(15.4)	(14.1)
Other (B)	(85.2)	(116.8)

Cash Flows from investing activities	(706.4)	(559.1)
Additions to fixed and intangible assets, net of disposals	(679.7)	(641.3)
Acquisition and sale of equity investments	(26.7)	82.2

Cash Flows from (used in) financing activities	(908.2)	285.4
Debt raising	746.1	2,227.3
Amortization of debt	(1,152.5)	(1,588.7)
Related parties	(0.1)	(2.6)
Dividends paid (C)	(501.8)	(339.3)
Other (D)	-	(11.4)

Net increase (decrease) in cash and cash equivalents	(578.3)	690.3

Cash from subsidiaries acquired	-	(2.4)

Cash and cash equivalents at the beginning of the period (E)	3,220.4	2,334.9

Cash and cash equivalents at the end of the period (E)	2,642.1	3,022.9

Supplemental disclosure of cash flow information
Cash paid for interest (F)	157.1	191.4
Cash paid for income and social contribution taxes (G)	77.0	36.6

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Non-controlling interest portion in the capital reduction of Utingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term financial investments.
(F)	Included in cash flow from (used in) financing activities.
(G)	Included in cash flow from (used in) operating activities.

> 15

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	185.2	169.9	171.9
Trade accounts receivable - noncurrent portion	26.7	26.1	28.0
Inventories	53.0	51.6	52.6
Taxes	19.5	20.0	15.8
Escrow deposits	109.6	95.3	105.0
Other	23.8	19.2	27.0
Property, plant and equipment and intangibles	664.7	554.9	652.5

TOTAL OPERATING ASSETS	1,082.6	937.0	1,052.8

OPERATING LIABILITIES
Suppliers	39.7	31.0	39.4
Payroll and related charges	77.1	70.8	70.3
Taxes	6.5	6.3	7.0
Provision for contingencies	51.1	56.0	48.0
Other accounts payable	8.2	6.2	8.6

TOTAL OPERATING LIABILITIES	182.6	170.3	173.4

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2011	2010	2011	2011	2010

Net sales	998.5	975.4	945.5	2,810.4	2,739.4

Cost of sales and services	(850.2)	(808.3)	(801.9)	(2,388.1)	(2,294.5)

Gross profit	148.3	167.1	143.5	422.3	445.0

Operating expenses
Selling	(70.0)	(60.9)	(63.4)	(192.8)	(181.9)
General and administrative	(28.4)	(34.0)	(29.8)	(83.7)	(92.8)

Other operating income (expenses), net	(0.3)	(4.7)	(0.1)	(0.7)	(9.3)

Operating income1	49.5	67.5	50.3	145.0	161.1

EBITDA	79.2	96.6	79.0	230.8	250.8
Depreciation and amortization	29.7	29.1	28.7	85.7	89.8

RATIOS

Gross margin (R$/ton)	338	391	345	342	369
Operating margin1 (R$/ton)	113	158	121	117	134
EBITDA margin (R$/ton)	181	226	190	187	208

1 Before income from sale of assets

> 16

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	1,403.6	1,123.7	1,244.7
Trade accounts receivable - noncurrent portion	85.9	42.1	80.1
Inventories	709.5	688.7	794.4
Taxes	212.2	134.5	143.6
Other	132.8	122.5	134.4
Property, plant and equipment and intangibles	2,352.7	2,076.4	2,302.9

TOTAL OPERATING ASSETS	4,896.7	4,187.9	4,700.0

OPERATING LIABILITIES
Suppliers	648.6	612.9	643.1
Payroll and related charges	90.9	58.8	68.5
Post-retirement benefits	86.0	86.6	86.0
Taxes	86.1	126.5	107.5
Provision for contingencies	173.2	179.6	209.4
Other accounts payable	130.1	118.2	133.6

TOTAL OPERATING LIABILITIES	1,214.8	1,182.5	1,248.0

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2011	2010	2011	2011	2010

Net sales	11,218.1	9,320.5	10,602.0	31,153.5	26,728.9

Cost of sales and services	(10,555.5)	(8,842.2)	(10,065.3)	(29,429.4)	(25,329.6)

Gross profit	662.7	478.2	536.6	1,724.1	1,399.3

Operating expenses
Selling	(248.5)	(194.4)	(212.7)	(674.2)	(568.8)
General and administrative	(107.7)	(101.9)	(105.2)	(321.0)	(296.0)

Other operating income (expenses), net	7.2	6.8	12.3	27.9	18.8

Operating income1	313.7	188.8	231.1	756.9	553.4

EBITDA	393.7	256.0	308.2	988.4	752.0
Depreciation and amortization	80.1	67.2	77.1	231.5	198.6

RATIOS

Gross margin (R$/m3)	115	91	99	107	94
Operating margin1 (R$/m3)	54	36	43	47	37
EBITDA margin (R$/m3)	68	49	57	61	51

1 Before income from sale of assets

> 17

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	380.6	340.5	372.8
Inventories	445.1	329.1	475.8
Taxes	124.6	101.0	124.6
Other	82.0	61.5	76.9
Property, plant and equipment and intangibles	1,564.0	1,553.6	1,551.9

TOTAL OPERATING ASSETS	2,596.2	2,385.7	2,602.1

OPERATING LIABILITIES
Suppliers	109.7	96.1	95.1
Payroll and related charges	56.6	54.9	55.4
Taxes	27.4	23.1	25.1
Provision for contingencies	78.1	59.2	72.7
Other accounts payable	6.8	6.0	6.6

TOTAL OPERATING LIABILITIES	278.7	239.3	254.9

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2011	2010	2011	2011	2010

Net sales	624.4	538.1	574.0	1,746.7	1,558.9

Cost of goods sold
Variable	(466.8)	(338.6)	(364.3)	(1,174.1)	(1,022.7)
Fixed	(59.7)	(50.6)	(54.0)	(166.0)	(142.8)
Depreciation and amortization	(25.0)	(24.6)	(24.4)	(71.8)	(71.3)

Gross profit	72.9	124.2	131.4	334.8	322.1

Operating expenses
Selling	(36.2)	(34.5)	(37.3)	(109.3)	(105.3)
General and administrative	(36.6)	(37.3)	(39.9)	(120.7)	(105.2)

Other operating income (expenses), net	(0.7)	0.1	(0.6)	(2.1)	0.2

Operating income1	(0.6)	52.4	53.5	102.8	111.8

EBITDA	26.8	78.5	80.2	181.5	187.3
Depreciation and amortization	27.4	26.0	26.7	78.7	75.5

RATIOS

Gross margin (R$/ton)	424	710	860	696	627
Operating margin1 (R$/ton)	(3)	300	350	214	217
EBITDA margin (R$/ton)	156	449	525	377	364

1 Before income from sale of assets

> 18

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	22.4	16.5	20.7
Inventories	1.5	1.3	1.4
Taxes	6.6	7.0	6.9
Other	10.1	9.1	14.4
Property, plant and equipment and intangibles	733.7	656.7	700.8

TOTAL OPERATING ASSETS	774.3	690.5	744.3

OPERATING LIABILITIES
Suppliers	16.2	9.7	14.0
Payroll and related charges	16.8	12.7	14.2
Taxes	3.8	3.1	4.2
Provision for contingencies	13.3	13.8	13.1
Other accounts payable¹	42.8	31.2	39.8

TOTAL OPERATING LIABILITIES	92.9	70.4	85.3

¹ Includes the long term obligations with clients account

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2011	2010	2011	2011	2010

Net sales	68.2	65.2	67.9	198.1	234.1

Cost of sales and services	(28.8)	(27.9)	(28.7)	(83.8)	(112.3)

Gross profit	39.4	37.3	39.2	114.2	121.8

Operating expenses
Selling	(1.1)	(1.1)	(1.1)	(4.0)	(3.6)
General and administrative	(15.2)	(15.8)	(15.7)	(44.5)	(55.7)

Other operating income (expenses), net	(0.5)	0.5	1.0	1.8	2.1

Operating income1	22.8	20.9	23.4	67.6	64.6

EBITDA	30.1	27.7	30.6	89.1	86.5
Depreciation and amortization	7.4	6.8	7.1	21.6	21.9

RATIOS

Gross margin	58%	57%	58%	58%	52%
Operating margin1	33%	32%	34%	34%	28%
EBITDA margin	44%	43%	45%	45%	37%

1 Before income from sale of assets

> 19

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2011	2010	2011	2011	2010

Net sales
Ultrapar	7,886.4	6,237.1	7,637.9	21,981.8	17,530.4
Ultragaz	610.0	557.6	592.5	1,720.7	1,537.9
Ipiranga	6,853.3	5,328.1	6,644.2	19,073.9	15,005.4
Oxiteno	381.4	307.6	359.7	1,069.4	875.2
Ultracargo	41.7	37.3	42.6	121.3	131.4

EBITDA
Ultrapar	327.3	266.0	315.1	921.9	736.2
Ultragaz	48.4	55.2	49.5	141.3	140.8
Ipiranga	240.5	146.3	193.1	605.2	422.2
Oxiteno	16.4	44.8	50.3	111.1	105.1
Ultracargo	18.4	15.8	19.1	54.6	48.6

Operating income
Ultrapar	243.0	197.0	228.1	670.8	520.8
Ultragaz1	30.3	38.6	31.5	88.8	90.4
Ipiranga1	191.6	107.9	144.8	463.4	310.7
Oxiteno1	(0.3)	30.0	33.5	62.9	62.8
Ultracargo1	13.9	11.9	14.7	41.4	36.3

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	8%	10%	8%	8%	9%
Ipiranga	4%	3%	3%	3%	3%
Oxiteno	4%	15%	14%	10%	12%
Ultracargo	44%	43%	45%	45%	37%

EBITDA margin / volume
Ultragaz (US$/ton)	110	129	119	114	117
Ipiranga (US$/m3)	42	28	36	38	28
Oxiteno (US$/ton)	95	257	329	231	205

Net income
Ultrapar	137.3	117.1	134.6	387.9	292.0

Net income / share (US$)	0.26	0.22	0.25	0.72	0.55

1 Before income from sale of assets

> 20

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in September/2011
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/	Weighted average interest
							Currency	rate (% p.y.) ¹	Maturity
Foreign Currency

Notes	469.1	-	-	-	-	469.1	US$	7.2	2015
Advances on foreign exchange contracts	-	130.5	-	-	-	130.5	US$	1.8	< 350 days
Foreign loan	-	110.9	-	-	-	110.9	US$ + LIBOR	1.0	2014
BNDES	23.3	37.9	0.2	10.2	-	71.6	US$	5.7	2012 to 2017
Foreign currency advances delivered	-	38.3	-	-	-	38.3	US$	1.4	< 118 days
Financial institutions	-	24.6	-	-	-	24.6	MX$ + TIIE	2.2	2011 to 2016
Financial institutions	-	12.10	-	-	-	12.10	BS	17.1	2011 to 2013
Import Financing (FINIMP)	-	-	0.9	-	-	0.9	US$	7.0	2012

Subtotal	492.3	354.3	1.1	10.2	-	857.9
Local Currency

Banco do Brasil fixed rate ²	-	-	-	2,141.4	-	2,141.4	R$	11.8	2012 to 2015
Debentures	-	-	-	-	1,096.2	1,096.2	CDI	108.5	2012
BNDES	247.8	386.5	105.7	152.7	-	892.7	TJLP	3.4	2012 to 2019
Banco do Brasil floating rate	-	-	-	207.2	-	207.2	CDI	98.5	2014
Banco do Nordeste do Brasil	-	89.4	-	-	-	89.4	R$	8.5	2018
Loan - MaxFácil	-	-	-	84.1	-	84.1	CDI	100.0	2012
BNDES	15.2	39.0	1.0	25.6	0.4	81.1	R$	5.9	2011 to 2021
Research and projects financing (FINEP)	-	51.4	-	-	-	51.4	TJLP	0.5	2013 to 2014
Financial leasing	42.7	-	-	-	-	42.7	IGPM	5.6	2031
Debentures - RPR	-	-	-	-	18.5	18.5	CDI	118.0	2014
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	2.6	-	2.6	TJLP	2.7	2011 to 2013
Financial leasing fixed rate	-	-	-	0.4	1.1	1.5	R$	14.8	2011 to 2014

Subtotal	305.7	566.3	106.7	2,614.0	1,116.3	4,708.9
Unrealized losses on swaps transactions	-	47.6	-	-	-	47.6

Total	798.0	968.2	107.8	2,624.2	1,116.3	5,614.4
Composition per annum

Up to 1 year	171.3	485.7	40.2	676.8	98.3	1,472.4
From 1 to 2 years	59.8	135.9	25.2	970.3	1,007.1	2,198.4
From 2 to 3 years	29.3	202.0	17.8	584.1	8.4	841.5
From 3 to 4 years	23.2	60.4	13.5	377.0	2.1	476.3
From 4 to 5 years	477.8	42.0	8.7	13.7	0.1	542.2
Thereafter	36.6	42.2	2.5	2.2	0.2	83.7

Total	798.0	968.2	107.8	2,624.2	1,116.3	5,614.4
	-	-	-	-	-	-

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / Bs = Bolivar Forte from Venezuela / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On September 30, 2011, TJLP was fixed at 6% p.a. / IGPM = General Index of Market Prices

	Balance in September/2011
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	194.7	648.0	179.4	1,247.0	373.1	2,642.1

¹ Some loans have hedging against foreign currency exposure and interest rate (see note 20 to financial statements).
² For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

> 21

Item 3
ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (07/2011)

Date, Time and Location:
November 9th, 2011, at 2:30 p.m., at the Company's headquarters, located at Av. Brigadeiro Luís Antônio, nr. 1343, 9th floor, in the City and State of São Paulo (“Company”).

Attendance:
(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.	After having discussed and analyzed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2.	Pursuant to article 42 of the Company’s Bylaws, the Compensation Committee was installed. The appointed members of said committee are

Lucio de Castro Andrade Filho, Thilo Mannhardt and Nildemar Secches, who declared to have agreed and accepted the duties inherent to the position for which they are hereby appointed up to the expiration of the term of office of the Directors for which they were elected.

3.	The Board members discussed the proposal for the Company’s Investment Approval Policy and decided to ratify its terms.

4.	The Board members were updated on the Company’s investments, especially on the additional budget of fifty million Reais allocated to Ipiranga.

5.
The Board members approved the hiring of Deloitte Touche Tohmatsu Brazil for providing audit services of the financial statements for the fiscal year 2012, according to the proposal presented by the Executive Officers and the Fiscal Council.

6.	The Directors were updated on the strategic and expansion projects of the Company’s subsidiaries.

Observation: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting in the deliberations of items 1, 2, 3 and 4.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all Board members and member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Olavo Egydio Monteiro de Carvalho

Flavio César Maia Luz – Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Interim Financial Information, Earnings, Minutes)